Exhibit 2.3

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT
by and among
RCS CAPITAL CORPORATION,
RCS CAPITAL HOLDINGS, LLC
and
APOLLO MANAGEMENT HOLDINGS, L.P.
Dated as of August 6, 2015

TABLE OF CONTENTS
Page

ARTICLE I TRANSACTION	5

1.1	Purchase and Sale 5

1.2	The Closing 6

1.3	Closing Deliveries 6

1.4	Withholding 7

1.5	StratCap Carve-Out 7

1.6	Post Closing True-Up 8

ARTICLE II REPRESENTATIONS AND WARRANTIES PERTAINING TO THE BUSINESS	10

2.1	Organization, Power 10

2.2	Authority 11

2.3	Non-Contravention 11

2.4	Consents, etc 12

2.5	Capitalization 12

2.6	Financial Statements 13

2.7	Litigation 14

2.8	Compliance with Laws; Permits and Licenses 15

2.9	Absence of Certain Changes; No Undisclosed Liabilities 16

2.10	Personnel and Employee Benefits Matters 17

2.11	Taxes 19

2.12	Properties and Assets 21

2.13	Certain Labor Matters 22

2.14	Material Contracts; Luxor Consent 22

2.15	Intellectual Property and IT Systems 23

2.16	Data Protection and Privacy 24

2.17	Books and Records 25

2.18	Broker-Dealer Matters 25

2.19	Compliance Matters 26

2.20	Insurance 28

2.21	Affiliate Arrangements 29

2.22	Compliance with Environmental Law 29

2.23	Brokers 29

ARTICLE III REPRESENTATIONS AND WARRANTIES OF APOLLO	30

3.1	Organization 30

3.2	Authority 30

3.3	Non-Contravention 30

3.4	Consents, etc 31

3.5	Available Funds 31

3.6	Investment Intent 31

3.7	Brokers 32

3.8	ARC Transaction Matters 32

ARTICLE IV COVENANTS	32

4.1	Conduct of Business 32

4.2	Access; Confidentiality; Planning Committee 35

4.3	Reasonable Best Efforts; Regulatory Approvals. 37

4.4	Communications; Confidentiality 38

4.5	Supplemental Disclosure 39

4.6	Third Party Proposals 40

4.7	Financial Statements; Cooperation 40

4.8	Non-Solicitation; Non-Competition 42

4.9	Termination of Affiliate Agreements 43

4.10	Expenses 43

4.11	ARC Transaction 44

4.12	Employee Matters 44

4.13	Pre-Closing Restructuring Actions 46

4.14	Separation and Transition Matters; Commingled Contracts 46

4.15	Intellectual Property Cross-License 48

4.16	Use of Seller Marks 49

4.17	Transition Services 50

4.18	Release 51

4.19	Further Assurances 51

ARTICLE V CONDITIONS TO THE CLOSING	52

5.1	Mutual Conditions 52

5.2	Additional Conditions to the Obligations of Apollo 52

5.3	Additional Conditions to the Obligations of the Sellers 54

ARTICLE VI TERMINATION	55

6.1	Termination 55

6.2	Effect of Termination 56

ARTICLE VII INDEMNIFICATION	57

7.1	Indemnification by the Sellers 57

7.2	Indemnification by Apollo 58

7.3	Indemnification Procedures 59

7.4	General 61

ARTICLE VIII TAX MATTERS	62

8.1	Tax Indemnity 62

8.2	Straddle Periods 63

8.3	Tax Returns 63

8.4	Tax Contests 65

8.5	Books and Records; Cooperation 65

8.6	Transfer Taxes 66

8.7	Tax Agreements; Powers of Attorney 66

8.8	Overlap 66

8.9	Section 754 Elections. 66

8.10	FIRPTA Certificate 66

8.11	Allocation 67

8.12	Tax Treatment of Certain Payments 67

ARTICLE IX GENERAL PROVISIONS	67

9.1	Survival 67

9.2	Notices 67

9.3	Interpretation 68

9.4	Amendment and Modification; Waiver 69

9.5	Entire Agreement 69

9.6	Disclosure Letters 70

9.7	Third Party Beneficiaries 70

9.8	Specific Performance 70

9.9	Assignment; Binding Effect 70

9.10	Governing Law 71

9.11	Jurisdiction; Waiver of Jury Trial 71

9.12	Severability 71

9.13	Counterparts 72

ARTICLE X DEFINITIONS	72

SCHEDULES

Schedule A    Sample Calculation of Regulatory Capital and Net Working Capital
Schedule B    Accounting Principles

EXHIBITS

Exhibit A    Term Sheet for Operating Agreement
Exhibit B    Term Sheet for Strategic Relationship Agreement

MEMBERSHIP INTEREST PURCHASE AGREEMENT
This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of August 6, 2015 (this “Agreement”), is made by and among Apollo Management Holdings, L.P., a Delaware limited partnership (“Apollo”), RCS Capital Corporation, a Delaware corporation (“RCAP”) and RCS Capital Holdings, LLC (“RCS Holdings” and, together with RCAP, the “Sellers”). Capitalized terms used and not otherwise defined in this Agreement have the meanings specified in Article X.
RECITALS
A.     RCAP owns, indirectly through its wholly-owned direct subsidiary RCS Holdings, (i) 100% of the authorized, issued and outstanding Equity Securities of Realty Capital Securities, LLC, a Delaware limited liability company (“RCS”), (ii) 100% of the authorized, issued and outstanding Equity Securities of American National Stock Transfer, LLC, a Delaware limited liability company (“ANST”), and (iii) 100% of the authorized, issued and outstanding Equity Securities of Strategic Capital Management Holdings, LLC, a Delaware limited liability company (“StratCap” and, collectively with RCS and ANST, the “Acquired Companies” and each an “Acquired Company”).
B.     Subject to the consummation of the Pre-Closing Restructuring Actions (as hereinafter defined), the Sellers desire to sell, and Apollo desires to acquire, all of the issued and outstanding Equity Securities in the Acquired Companies (the “Acquired Interests”).
C.    The board of directors of RCAP, acting upon the unanimous recommendation of a committee of such board consisting only of independent and disinterested directors of RCAP, unanimously has approved and declared advisable, the execution, delivery and performance of this Agreement and the transactions contemplated thereby.
D.    Concurrently with the execution of this Agreement, the Company has received from Luxor Capital Group, LP (“Luxor”), a consent and agreement relating to the transactions contemplated hereby and certain other related matters, a copy of which has been furnished to the parties hereto (the “Luxor Consent”).
E.    Concurrently with the execution of this Agreement, AMH Holdings (Cayman), L.P. (“AMH”) have entered into a Transaction Agreement with AR Capital, LLC, a Delaware limited liability company (“ARC”), and AR Global, LLC, a Delaware limited liability company (“Newco”), pursuant to which, and subject to the terms and conditions thereof, (i) ARC shall transfer to Newco all of the assets (including equity interests in Subsidiaries) used in the conduct of its business, other than certain excluded assets, and Newco shall assume certain liabilities relating to ARC’s business, in exchange for 100% of the equity units of Newco and (ii) ARC shall transfer to AMH 60% of the equity units of Newco in exchange for the consideration set forth therein (the “ARC Transaction Agreement”).
F.    Concurrently with the execution of this Agreement, the Sellers have entered into a Termination Agreement, dated as of the date hereof, with RCS Management, the original members of RCS Management, and Luxor Capital Partners, LP, Blue Sands LLC, Blue Sands B Inc., Blue Sands C Inc. and Blue Sands D Inc. (collectively, the “Luxor Group”) pursuant to which, and subject to the terms and conditions thereof, the parties thereto have agreed to (i) terminate that certain services agreement, dated as of February 11, by and among the Sellers and RCS Management pursuant to which RCS Management provides certain services to RCAP on the terms set forth therein, and (ii) terminate that that certain put and call agreement, dated as of April 29, 2014, as amended by Amendment No. 1 dated December 19, 2014, by and among RCAP, the original members of RCS Management, RCS Management, pursuant to which the Luxor Group has a right to put, and RCAP and such original members have a right to call, the Luxor Group’s interest in RCS Management on the terms, and subject to the conditions, set forth therein (the “Services Termination Agreement”).
NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:
Article I
TRANSACTION
1.1    Purchase and Sale.
(a)    Transfer of Acquired Interests. Subject to the terms and conditions of this Agreement, including Section 1.5, at the Closing, the Sellers shall assign, transfer, convey and deliver to Apollo, and Apollo shall purchase and accept from the Sellers, the Acquired Interests, free and clear of any Liens (other than Liens arising as a result of this Agreement or under applicable securities Laws).
(b)    Consideration In exchange for the Acquired Interests, Apollo shall pay and convey to the Sellers an amount of cash equal to (i) twenty-five million dollars ($25,000,000) (subject to adjustment in accordance with Section 1.5, the “Base Purchase Price”), minus (ii) the greater of (A) the excess (if any) of the Target Regulatory Capital over the Estimated Closing Regulatory Capital or (B) the excess (if any) of the Target Net Working Capital over the Estimated Closing Net Working Capital (the “Estimated Purchase Price” and, as adjusted pursuant to Section 1.6, the “Purchase Price”). Apollo shall pay the Purchase Price by wire transfer of immediately available funds to the account or accounts designated by RCAP to Apollo in writing at least three (3) Business Days prior to the Closing Date.
(c)    Estimated Regulatory and Net Working Capital. Not later than the fifth (5th) Business Day prior to the Closing Date, the Sellers shall deliver to Apollo a written statement (the “Estimated Closing Statement”) setting forth, with reasonable supporting detail a good faith estimate of (i) the Closing Regulatory Capital (prepared in accordance with the definitions and principles of the SEC Uniform Net Capital Rule 15c3-1) (the “Estimated Closing Regulatory Capital”) and (ii) the Closing Net Working Capital (prepared in accordance with the Accounting Principles) (the “Estimated Closing Net Working Capital”), in each case, for the avoidance of doubt, after giving effect to the Pre-Closing Restructuring Transactions. A sample calculation of the Closing Regulatory Capital and Closing Net Working Capital is attached as Schedule A. In the event that Apollo objects to or disputes the Estimated Closing Statement, the Estimated Closing Regulatory Capital or the Estimated Net Working Capital (in each case, in whole or in part), the Sellers and Apollo will each make a good faith effort to resolve such objections or disputes; provided that if any such objections or disputes are not resolved by the second (2nd) Business Day immediately prior to the Closing Date, the Estimated Closing Regulatory Capital and/or Estimated Closing Net Working Capital, as applicable, will be adjusted (x) to reflect the resolution of any such objections and disputes that have been resolved and (y) such that the amounts included for any remaining disputed items shall represent the mid-point between the positions taken by the Sellers, on the one hand, and Apollo, on the other.
(d)    Pre-Closing Distribution. To the extent that (i) the Estimated Closing Regulatory Capital exceeds the Target Regulatory Capital or (ii) the Estimated Closing Net Working Capital exceeds the Target Net Working Capital (the lesser of such excesses, if any, the “Excess Capital”), RCAP may cause the Acquired Companies to distribute to the Sellers an amount not in excess of the Excess Capital, provided that with respect to any distribution made by RCS and/or SC Distributors, FINRA does not object or otherwise place any restriction or other burdensome condition on such distribution.
1.2    The Closing. The closing of the purchase and sale of the Acquired Interests (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m. local time on the fifth Business Day following the Closing Condition Satisfaction Date (subject to the satisfaction or waiver of those conditions that by their terms are to be satisfied by actions taken at the Closing), provided that the parties may agree in writing on another time, date or place for the Closing. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date”.
1.3    Closing Deliveries. At the Closing:
(a)    The Sellers’ Deliveries. The Sellers shall deliver, or shall cause to be delivered, to Apollo each of the following:
(i)    the RCAP-ARC-Newco Transition Services Agreement, duly executed by RCAP;
(ii)    a release, in a form reasonably acceptable to Apollo, evidencing the release of the Subject Companies from their obligations and any security interests granted by them in connection with the RCAP Credit Facilities;
(iii)    written resignations, in a form reasonably acceptable to Apollo, from each officer or director of the Subject Companies or evidence reasonably satisfactory to Apollo that duly authorized action has been taken by each of the Subject Companies to remove each officer and director of the Subject Companies (in each case other than those listed on Section 1.3(a)(iii) of the Seller Disclosure Letter);
(iv)    the certificates described in Section 8.10;
(v)    such other instruments of conveyance, assignment and transfer as may be reasonably requested by Apollo with respect to the Acquired Interests.
(b)    Apollo’s Deliveries. Apollo shall deliver, or shall cause to be delivered, to RCAP the RCAP-ARC-Newco Transition Services Agreement, duly executed by Newco.
1.4    Withholding. Notwithstanding any other provision of this Agreement, (a) each payment made pursuant to this Agreement shall be made net of any Taxes required by Applicable Law to be deducted or withheld from such payment and (b) any amounts deducted or withheld from any such payment shall be remitted to the applicable taxing authority and shall be treated for all purposes of this Agreement as having been paid.
1.5    StratCap Carve-Out. Anything to the contrary in this Agreement notwithstanding, if the StratCap Waiver has not been obtained by the date on which the Closing would otherwise occur, the purchase of the Equity Securities of ANST and RCS shall occur and Apollo shall not acquire the Equity Securities of StratCap (unless it chooses to waive the nonreceipt of the StratCap Waiver). In such event:
(a)    The “Acquired Companies” shall exclude StratCap and the “Subject Companies” shall exclude StratCap and its Subsidiaries.
(b)    The “Acquired Interests” shall exclude the Equity Securities of StratCap.
(c)    The Base Purchase Price shall be reduced to $20,000,000.
(d)    Thereafter the Sellers shall (i) own and operate StratCap in a manner consistent with the Membership Interest Purchase Agreement dated May 19, 2014 among the Sellers, the Executives and the Individual Seller defined therein (the “StratCap MIPA”): (ii) procure that StratCap shall not become liable for any Indebtedness for borrowed money or enter into any agreement that restricts its ability to engage in any business, sell any product or compete; (iii) procure that StratCap not enter into distribution arrangements effective after December 31, 2016 without Apollo’s consent (which consent shall not be un reasonably withheld); (iv) procure that RCS receives compensation for sales of StratCap products equivalent to the compensation received by Strat Cap, including dealer manager fees, revenue shares, distribution and advisory fees and like amounts; (v) to the extent there is sufficient cash available, pay the earnout payments due under the StratCap MIPA; and (vi) seek to cause to be obtained or otherwise satisfied the various aspects of the Stratcap Waiver.
(e)    At any time from and after the Closing and prior to December 31, 2017 when the StratCap Waiver has been obtained or otherwise satisfied, Apollo shall purchase and the Sellers shall sell the Equity Securities of StratCap for a base purchase price of $5,000,000 on substantially the terms set forth in this Agreement (to the extent relevant to a purchase of StratCap), including a working capital and regulatory capital adjustment, comparable representations, warranties and indemnities, and other comparable provisions.
(f)    The Sellers and Apollo shall have no further obligations under this Section 1.5 if the purchase and sale of StratCap contemplated hereby has not been consummated by December 31, 2017.
(g)    If StratCap monetizes an advisory contract through a buyout, cash flow allocable to future periods shall be retained and shall not be included in Closing Net Working Capital.
1.6    Post-Closing True-Up.
(a)    Closing Statement. Not later than the ninetieth (90th) day following Closing, Apollo shall deliver to the Sellers a written statement (the “Closing Statement”) setting forth a calculation of the Closing Regulatory Capital (prepared in accordance with the definitions and principles of the SEC Uniform Net Capital Rule 15c3-1) and the Closing Net Working Capital (prepared in accordance with the Accounting Principles), in each case, for the avoidance of doubt, after giving effect to the Pre-Closing Restructuring Transactions. The Sellers will assist and cooperate with Apollo in all commercially reasonable respects in the preparation of the Closing Statement and the calculation of the Closing Regulatory Capital and the Closing Net Working Capital, including by providing Apollo with reasonable access to any relevant personnel, books and records related to the Business or the Subject Companies that are in its possession.
(b)    Disputes; Finalization of Closing Statement.
(i)    The Sellers and their accountants will be provided with reasonable access to the work papers of Apollo and its accountants and to the books and records of the Subject Companies, in connection with their review of the Closing Statement and the calculations of the Closing Regulatory Capital and Closing Net Working Capital (subject to the Sellers and their accountants signing customary agreements relating to access to such working papers in form and substance reasonably acceptable to Apollo’s accountants).
(ii)    The Sellers may dispute any amounts on the Closing Statement by notifying Apollo in writing, not later than the thirtieth (30th) day (the “Dispute Deadline”) following its receipt of the Closing Statement from Apollo, of any such disputed amounts or calculations and setting forth, in reasonable detail, the basis for such dispute. In the event of such a dispute, the Sellers and Apollo will attempt to reconcile their differences and any resolution by them as to any disputed amounts or calculations shall be in writing and shall be final, binding and conclusive on the parties. If the Sellers and Apollo are unable to reach a resolution with such effect within thirty (30) days after the Dispute Deadline, any of the Sellers or Apollo may elect to submit the items remaining in dispute for resolution to the Accounting Firm, which will be instructed to determine and report to the Sellers and Apollo, within forty-five (45) days after such submission, upon such remaining disputed items or calculations, and such report shall be final, binding and conclusive on the Sellers and Apollo, absent manifest error. In resolving the disputed items, the Accounting Firm (A) will be bound by the provisions of this Section 1.6, (B) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by the Sellers, on the one hand, or Apollo, on the other hand, and (C) will limit its decision to such items as are in dispute and to only those adjustments as are necessary for the Closing Statement and the calculations of the Closing Regulatory Capital and Closing Net Working Capital to comply with the provisions of this Agreement. The Sellers and Apollo shall make reasonably available to the Accounting Firm all relevant books and records, any work papers (including those of the parties’ respective accountants, to the extent applicable) and supporting documentation relating to the Closing Statement, the calculation of the Closing Regulatory Capital and Closing Net Working Capital and any other items reasonably requested by the Accounting Firm. The fees and disbursements of the Accounting Firm will be borne by the Sellers, on the one hand, and Apollo, on the other hand, in inverse proportion to the amounts by which their respective calculations at issue prevail relative to the total amount of the disputed items, all as finally determined by the Accounting Firm.
(iii)    The Closing Statement and calculations of the Closing Regulatory Capital and Closing Net Working Capital shall be deemed final for the purposes of this Section 1.6 upon the earliest of (i) the failure of the Sellers to notify Apollo of a dispute by the Dispute Deadline, (ii) the resolution of all disputes, pursuant to this Section 1.6(b), by the Sellers and Apollo or (iii) the resolution of all disputes, pursuant to this Section 1.6(b), by the Accounting Firm.
(c)    True-Up Payments. Not later than the tenth (10th) Business Day following the Closing Statement being deemed final pursuant to Section 1.6(b)(iii):
(i)    If (x) the Closing Regulatory Capital is less than the Estimated Closing Regulatory Capital and/or (y) the Closing Net Working Capital is less than the Estimated Closing Net Working Capital, the Sellers shall pay to an account specified by Apollo an amount equal to the greater of the shortfall (if any) described in (x) or (y).
(ii)    If (x) the Closing Regulatory Capital exceeds the Estimated Closing Regulatory Capital and/or (y) the Closing Net Working Capital exceeds the Estimated Closing Net Working Capital, Apollo shall use reasonable best efforts to cause the Acquired Companies to distribute an amount sufficient to pay to an account specified by the Sellers an amount equal to the lesser of the excess (if any) described in (x) or (y), provided that with respect to any distribution made by RCS and/or SC Distributors, FINRA does not object or otherwise place any restriction or other burdensome condition on such distribution.
(d)    The provisions in this Section 1.6 relating to resolutions of disputes by the Accounting Firm are not intended to and shall not be interpreted to require that the parties refer to such a firm (i) any dispute arising out of a breach by any party of its obligations under this Agreement or (ii) any dispute the resolution of which requires the construction or interpretation of this Agreement (apart from the mathematical calculation of Closing Regulatory Capital and Closing Net Working Capital and the accounting treatment of current assets and current liabilities insofar as such treatment affects the Closing Statement).
(e)    Any amount paid in respect of any adjustments made pursuant to this Section 1.6 will be treated as an adjustment to the Purchase Price for tax reporting purposes.
ARTICLE II
REPRESENTATIONS AND WARRANTIES PERTAINING TO THE BUSINESS
Except as set forth in the corresponding section of the Seller Disclosure Letter, the Sellers represent and warrant to Apollo as follows:
2.1    Organization, Power. Each of the Sellers and the Subject Companies is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and, where applicable, is duly qualified or licensed as a foreign limited liability company, corporation or other business entity to do business and is in good standing in each jurisdiction in which the nature of its business or the character or location of the properties, assets and rights owned, leased or operated by it makes such qualification or license necessary, and each of the Sellers and the Subject Companies has the requisite limited liability company, corporate or similar power and authority necessary to own all of its properties, assets and rights and to carry on its business as it is now being conducted, except where any failure to be so qualified, licensed or in good standing or to have such power or authority would not, individually or in the aggregate, be Material to a Reasonable Investor. The Sellers have previously provided or otherwise made available to Apollo true, complete and correct copies of the Organizational Documents of the Sellers and each Subject Company, as in effect as of the date hereof. None of the Sellers or the Subject Companies is in material violation of any provision of its Organizational Documents.
2.2    Authority. Each of the Sellers has the requisite power and authority to execute and deliver this Agreement and all Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of the Sellers of this Agreement and the Ancillary Agreements to which it is a party, the performance of its obligations hereunder and thereunder and its consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary limited liability, corporate or similar action of each of the Sellers and no other limited liability, corporate or similar action on the part of either Seller is necessary to authorize the execution and delivery by each of the Sellers of this Agreement and the Ancillary Agreements to which it is a party, the performance by it of its obligations hereunder and thereunder and its consummation of the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements entered into as of the date hereof have been, and at the Closing each of the other Ancillary Agreements to which a Seller is party will be, duly and validly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by the other parties thereto, constitute legal and binding obligations of such Seller enforceable against such Seller in accordance with their terms, except as (a) the enforceability hereof or thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) the availability of equitable remedies may be limited by equitable principles of general applicability.
2.3    Non-Contravention. The execution and delivery by each Seller of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the transactions contemplated hereby and thereby and the performance of its obligations hereunder and thereunder will not (with or without the giving of notice, the termination of any grace period or both): (a) violate, conflict with, or result in a breach or default under any provision of the Organizational Documents of any Seller or Subject Company or (b) assuming that all consents, authorizations, orders or approvals of, filings or registrations with, and notices to, each Governmental Authority referred to in Section 2.4(a) and all Third Party Consents referred to in Section 2.4(b) have been obtained or made, (i) violate any Applicable Law, (ii) violate, result in a violation or breach by any Seller or Subject Company of, or cause the termination, acceleration or cancellation or the loss, impairment or alteration of any right or benefit (including with respect to Intellectual Property) under, or conflict with or constitute a default (or give rise to a right of termination, acceleration, cancellation or the loss, impairment or alteration of any right or benefit (including with respect to Intellectual Property) under, any mortgage, indenture, lease, license, note, website terms of use, privacy policy or statement, contract or agreement (each, whether oral or written, a “Contract”) to which any Seller or Subject Company is a party or by which any Seller or Subject Company or any of their respective properties is bound, whether with the passage of time, giving of notice, or both, or (iii) result in the creation of any Lien on the Acquired Interests or any of the assets or properties of any Seller or Subject Company, except, in the cases of clauses (i), (ii) and (iii), for any such violation, breach, termination, acceleration, conflict, default or Lien as would not, individually or in the aggregate, be Material to a Reasonable Investor.
2.4    Consents, etc.
(h)    Except for as described in Section 2.4(a) of the Seller Disclosure Letter, no consent, authorization, order or approval of, filing or registration with, or notice to, any Governmental Authority (collectively, “Governmental Approvals”) is required for the execution and delivery by either Seller of this Agreement or the Ancillary Agreements to which it is a party, the performance by it of its obligations hereunder and thereunder and its consummation of the transactions contemplated hereby and thereby, except in any such case for any such Governmental Approval which is required solely by reason of the specific regulatory status of Apollo or its Affiliates or the failure of which to be obtained or made would not, individually or in the aggregate, be Material to a Reasonable Investor.
(i)    No consent, authorization, approval or waiver from any party (other than a Governmental Authority) to any Contract (collectively, “Third Party Consents”) is required for the execution and delivery by either Seller of this Agreement or the Ancillary Agreements to which it is a party, the performance by it of its obligations hereunder and thereunder and its consummation of the transactions contemplated hereby or thereby, except in any such case for any such Third Party Consent the failure of which to be obtained or made would not, individually or in the aggregate, be Material to a Reasonable Investor.
2.5    Capitalization .
(f)    Acquired Companies. Except as set forth Section 2.5(a) of the Disclosure Letter, as of the date hereof, all of the issued and outstanding Equity Securities of each of the Acquired Companies, which consist solely of membership interests (w) owned beneficially and of record by RCS Holdings, free and clear of any Liens, (x) have been validly issued, (y) have not been issued in violation of any preemptive or similar rights and (z) have been issued in compliance with applicable securities laws or exemptions therefrom. Upon the Closing, RCS Holdings will transfer and deliver to Apollo good and valid title to the Acquired Interests, free and clear of any Lien (other than Liens arising as a result of this Agreement or under applicable securities laws), and Apollo will own the Acquired Interests, beneficially and of record, free and clear of any Lien (other than Liens arising as a result of this Agreement or under applicable securities laws) and will be duly admitted as the sole member of each Acquired Company. There are no outstanding securities convertible into or exchangeable or exercisable for any Equity Securities of any of the Acquired Companies, any rights to subscribe for or to purchase, or any agreements providing for the issuance (contingent or otherwise) of any Equity Securities of any Acquired Company or any rights to receive payments based on the value of, or payments in respect of, any Equity Securities of any Acquired Company. There are no voting trusts, rights of first refusal, rights of first offer, limited liability company agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any Equity Securities of or any other interests in any of the Acquired Companies.
(g)    Subsidiaries. Section 2.5(b) of the Seller Disclosure Letter lists, as of the date hereof, all of the Subsidiaries of any of the Acquired Companies, listing for each Subsidiary its name, its jurisdiction of organization, and the ownership of such Equity Securities, which consist solely of membership interests. All of the issued and outstanding Equity Securities of each such Subsidiary (w) are indirectly owned by RCS Holdings, free and clear of any Liens. Except as set forth in Section 2.5(b) of the Seller Disclosure Letter, (x) have been validly issued and are fully paid and non-assessable, (y) have not been issued in violation of any preemptive or similar rights and (z) have been issued in compliance with applicable securities laws or exemptions therefrom. There are no outstanding securities convertible into or exchangeable or exercisable for any Equity Securities of any such Subsidiary, any rights to subscribe for or to purchase, or any agreements providing for the issuance (contingent or otherwise) of any Equity Securities of any such Subsidiary, or any rights to receive payments based on the value of, or payments in respect of, any Equity Securities of any such Subsidiary. There are no voting trusts, rights of first refusal, rights of first offer, limited liability company agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any Equity Securities of any such Subsidiary, or any securities convertible into or exchangeable or exercisable for any Equity Securities of any such Subsidiary.
(h)    Section 2.5(c) of the Seller Disclosure Letter sets forth all Contracts under which Indebtedness has been incurred or guaranteed by any of the Subject Companies.
(i)    Except as set forth on Section 2.5(d) of the Seller Disclosure Letter, none of the Subject Companies owns, directly or indirectly, any equity interest in any Person other than another Subject Company, and none of the Subject Companies is a party to, member of or participant in any partnership, joint venture or similar business entity.
2.6    Financial Statements.
(a)    The Sellers have previously provided or otherwise made available to Apollo true, complete and correct copies of the Financial Statements described in clause (i) of the definition thereof. Each balance sheet included in the Financial Statements presents fairly in all material respects in accordance with GAAP the consolidated financial position of the applicable Subject Companies or the Business (as set forth therein) as of the date thereof, and the other financial statements included in the Financial Statements present fairly in accordance with GAAP in all material respects the consolidated results of the operations, cash flows and changes in members’ equity of the applicable Subject Companies or the Business (as set forth therein) for the periods set forth therein (subject, in the case of financial statements for interim periods, to normal year-end adjustments and the absence of footnote disclosure, which will not be material to the Business or the Subject Companies, in each case, taken as a whole). The Financial Statements have been prepared and presented in accordance with GAAP consistently applied during the periods involved (subject, in the case of financial statements for interim periods, to normal year-end adjustments and the absence of footnote disclosure, which will not be material to the Business or the Subject Companies, in each case, taken as a whole) and consistent with the Books and Records.
(b)    RCAP maintains accounting records which fairly and accurately reflect, in all material respects, the transactions at the Subject Companies, and RCAP has devised and maintains accounting controls sufficient to provide reasonable assurances that (i) such transactions are executed in accordance with management’s general or specific authorization, (ii) such transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, (iii) access to their property and assets is permitted only in accordance with management’s general or specific authorizations and (iv) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences.
2.7    Litigation.
(a)    Sections 2.7(a)(i) and 2.7(a)(ii), respectively of the Seller Disclosure Letter contain a true, complete and correct list, since January 1, 2014 through the date of this Agreement, of all pending and, to the Sellers’ Knowledge, threatened legal, administrative, arbitral or other proceeding (including disciplinary proceedings), action, cease and desist letter, offer to license in lieu of further action, demand, claim, suit or governmental or regulatory investigation or inquiry of any nature (collectively, “Proceedings”) (i) against or relating to any Subject Company or any of its properties, assets or businesses and (ii) against or relating to any of the Sellers, any of their Subsidiaries or any of their respective directors, officers or employees (other than as set forth in Section 2.7(a)(i) of the Seller Disclosure Letter) that could reasonably be related to the Business or any Subject Company or any of its properties, assets or businesses. As of the date hereof, there is no Proceeding pending or, to the Sellers’ Knowledge, threatened against or relating to the Sellers or any of their respective Subsidiaries (including any Subject Company) or any of their respective properties, assets or businesses (including the Business) that would, individually or in the aggregate, be Material to a Reasonable Investor.
(b)    Section 2.7(b) of the Seller Disclosure Letter contains a true, complete and correct list of all material judgments, decrees, injunctions or orders of any Governmental Authority to which any Subject Company or any Seller or other Subsidiary thereof (to the extent relating to the Business) is or was subject or any of its properties is or was bound, in each case from January 1, 2014 through the date of this Agreement. As of the date hereof, there are no settlement agreements or similar written agreements with any Governmental Authority or outstanding judgments, decrees, injunctions or orders of any Governmental Authority to which any Seller or other Subsidiary thereof (to the extent affecting or relating to the Business) is subject or any of its properties is bound that would, individually or in the aggregate, that would, individually or in the aggregate, be Material to a Reasonable Investor. As of the date hereof, no Subject Company is, or has been, subject to any felony, misdemeanor, decree, order, proceeding or examination that would cause the Subject Company, or any issuer of which the Subject Company was a subsidiary at the time of such event, to be an ”ineligible issuer” as such term is defined in Rule 405 under the Securities Act of 1933, nor is there any Proceeding pending or, to the Knowledge of Seller, threatened by any Governmental Authority that would result in any Subject Company becoming an “ineligible issuer.”
2.8    Compliance with Laws; Permits and Licenses.
(a)    The operations of the Business and the Subject Companies are and since January 1, 2014 have been conducted in compliance in all material respects with all Applicable Laws. No Subject Company or any Seller or other Subsidiary thereof (to the extent affecting or relating to the Business) is in material default under any Applicable Law or, to the Knowledge of the Sellers, is under investigation by any Governmental Authority with respect to any material violation of any Applicable Law. Each Subject Company holds, and at all times as required by Applicable Law has held, all material permits, certificates, licenses, Governmental Approvals and other authorizations of any Governmental Authority (“Permits”) that are necessary for the operation of its business as presently conducted or the ownership, operation or use by such Subject Company of its properties, assets and rights, except where the failure to hold any such Permit would not, individually or in the aggregate, be Material to a Reasonable Investor. All Permits held by the Subject Companies are in full force and effect and are not subject to any suspension, cancellation or revocation or any Proceedings related thereto, and, to the Knowledge of the Sellers, no such suspension, cancellation, modification or revocation or Proceeding is threatened. Each of the Subject Companies is in compliance in all material respects with all the Permits held it. As of the date hereof, none of the Subject Companies or the Sellers or other Subsidiaries thereof has received any written notification from any Governmental Authority asserting that any Subject Company is not in compliance with any Applicable Law that such Governmental Authority enforces or that such Governmental Authority intends to revoke or suspend any Permit, except where such noncompliance, revocation or suspension would not, individually or in the aggregate, be Material to a Reasonable Investor.
(b)    As of the date hereof, no Proceeding, examination, audit or review (other than routine examinations, audits and reviews in the ordinary course of business consistent with past practice) with respect to any Subject Company has been initiated or is ongoing, unresolved or, to the Knowledge of the Sellers, threatened by any applicable Governmental Authority. None of the Subject Companies or the Sellers or other Subsidiaries thereof has received since January 1, 2014 any written notice or communication of any unresolved violation or exception from any applicable Governmental Authority with respect to any report or statement by any applicable Governmental Authority relating to any examination that would, individually or in the aggregate, be Material to a Reasonable Investor. Except to the extent restricted from doing so by Applicable Law, the Sellers have previously provided or otherwise made available to Apollo true, complete and correct copies of all written correspondence relating to any investigation or examination provided to or by any Seller or Subject Company by the SEC or any other Governmental Authority since January 1, 2014.
(c)    No director or officer of any Subject Company or any Seller or other Subsidiary thereof, or to the Sellers’ Knowledge, no employee or agent of any Subject Company or any Seller or other Subsidiary thereof acting for or on behalf of any Subject Company has, directly or indirectly (i) used any funds for contributions, gifts, gratuities, entertainment or other expenses related to political activity, in each case in violation of Applicable Law, (ii) made any payment in violation of Applicable Law or offered, promised or authorized the payment of anything of value, regardless of form, whether in money, property or services, to or for the benefit of any U.S. or non-U.S. government official or employee, any official or employee of a public international organization, or any political party or candidate for political office in each case in violation of Applicable Law and for the purpose of influencing any act or decision of such individual or of any Governmental Authority or public international organization, or securing any improper advantage, in order to obtain or retain business or direct business to any Person in violation of Applicable Law, (iii) made any other payment, regardless of form, whether in money, property or services which constitutes criminal bribery under Applicable Law, or (iv) violated any applicable export control, money laundering or anti-terrorism law or regulation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery law or regulation, of any applicable jurisdiction, or any Applicable Law of similar effect.
2.9    Absence of Certain Changes; No Undisclosed Liabilities.
(a)    Since December 31, 2014, through the date of this Agreement, except as otherwise contemplated by this Agreement, (i) there has been no change, event or development that, individually or in the aggregate, has had a Material Adverse Effect, and (ii) the Business and the Subject Companies have operated in the ordinary course of business consistent with past practice in all material respects.
(b)    Except as contemplated by this Agreement, except as set forth in Section 2.9(b) of the Seller Disclosure Letter, and except for (i) liabilities disclosed, reserved for or otherwise reflected in the Financial Statements, (ii) liabilities that, individually and in the aggregate, would not be Material to a Reasonable Investor, (iii) liabilities incurred by the Subject Companies after December 31, 2014 in the ordinary course of business consistent with past practice, or (iv) liabilities under contracts, agreements or other understandings to which any Subject Company is a party or by which it is bound relating to the extent relating to performance after the date of this Agreement, the Subject Companies do not have any liabilities (accrued, absolute, contingent or otherwise) whether or not such liabilities would be required to be disclosed on a consolidated balance sheet in accordance with GAAP.
2.10    Personnel and Employee Benefits Matters.
(a)    Section 2.10 of the Seller Disclosure Letter lists each material Employee Benefit Plan (including a written description of any material oral Employee Benefit Plan) and specifically identifies Employee Benefit Plans that are Acquired Benefit Plans. With respect to each Acquired Benefit Plan, the Sellers have previously provided or made available to Apollo a true, complete and correct copy of: (i) such Acquired Benefit Plan, including the plan document and any amendments or other writings constituting a part thereof, and each trust agreement, insurance contract and other funding vehicle related thereto; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; (vi) the most recent determination letter from the IRS, if any and (vii) all material communications received from or sent to the IRS, the PBGC, the Department of Labor or any other Governmental Authority. Except as delivered to Apollo in the foregoing documents, neither the Sellers nor any of their Affiliates (including the Subject Companies) have made a commitment to adopt, amend or terminate any Acquired Benefit Plan.
(b)    No liability under Title IV or Sections 302, 303 or 304 of ERISA or Sections 412, 430 or 431 of the Code has been incurred by any Subject Company that has not been satisfied in full and no condition exists that could present a material risk to any Subject Company that would reasonably be expected to result in any such liability to any Subject Company. No Acquired Benefit Plan is subject to Title IV of ERISA and no Subject Company or any ERISA Affiliate thereof has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is (i) subject to Title IV or (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. No nonexempt “prohibited transactions” as such term is set forth in Section 406 of ERISA or Section 4975 of the Code have occurred with respect to any Employee Benefit Plan and no Subject Company has any material Tax liability under Section 4975 of the Code. Except as would not, individually or in the aggregate, reasonably be expected to be Material to a Reasonable Investor, all contributions required to be made in respect of Employees to any Employee Benefit Plan by Applicable Law or by any Employee Benefit Plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Acquired Benefit Plan, in each case for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been adequately reflected on the Financial Statements in accordance with GAAP.
(c)    Except as would not, individually or in the aggregate, reasonably be expected to be Material to a Reasonable Investor, (i) each Acquired Benefit Plan has been operated and administered in accordance with its terms and Applicable Law, including ERISA and the Code and (ii) each Acquired Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service that it is so qualified and that any trust maintained thereunder is exempt from taxation under Section 501(a) of the Code, in each case which letter has not been revoked, and, to the Sellers’ Knowledge, there are no existing circumstances or events that have occurred which would reasonably be expected to adversely affect the qualified status of any such Acquired Benefit Plan or related trust.
(d)    No Employee Benefit Plan provides, and neither Seller nor any Subject Company has committed to provide, benefits, including death or medical benefits (whether or not insured), with respect to current or former Employees after retirement or other termination of service (other than coverage mandated by Section 4980B of the Code or Section 601 et seq. of ERISA or similar Applicable Law).
(e)    There are no pending or, to the Sellers’ Knowledge, threatened or anticipated claims by or on behalf of any Acquired Benefit Plan, by any Employee or beneficiary under any such Acquired Benefit Plan or otherwise involving any Acquired Benefit Plan (other than routine claims for benefits) that, individually or in the aggregate, have resulted in, or would reasonably be expected to result in, material liability for the Subject Companies, taken as a whole, and, to the Sellers’ Knowledge, no set of circumstances exists which would reasonably be expected to give rise to such a claim.
(f)    Except as would not, individually or in the aggregate, reasonably be Material to a Reasonable Investor, (i) each of the Subject Companies is in compliance with all Applicable Laws respecting labor, employment, worker classification, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, wages and hours, withholding of taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters, (ii) no claim with respect to payment of wages, salary, compensation or benefits pay is pending or, to Knowledge of the Sellers, threatened, by or before any Governmental Authority with respect to any current or former Employees, officers, directors, managers or consultants of any Subject Company or the Business, (iii) the Sellers and the Subject Companies have paid all Employees and all of current and former directors, officers and consultants of the Subject Companies or the Business or adequately accrued for in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Persons, and (iv) each individual who renders, or since January 1, 2014 has rendered, services to any Subject Company or the Business who is classified by the Sellers or any of their Affiliates (including any of the Subject Companies) as having the status of an independent contractor or other non-employee status or the status of an exempt employee or nonexempt employee for any purpose, including for purposes of participation in any Employee Benefit Plan, is properly so characterized under all Applicable Laws.
(g)    Except as set forth on Section 2.10(g) of the Seller Disclosure Letter, the execution, delivery and performance of this Agreement by the Sellers and the consummation by the Sellers of the transactions contemplated by this Agreement shall not (alone or in combination with any other event), (i) entitle any current or former Employee director, officer or consultant of any Subject Company or the Business to severance pay or any other payment, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any such employee, director, officer or consultant, (iii) result in any forgiveness of indebtedness, trigger any funding or payment obligation under any Acquired Benefit Plan or impose any restrictions or limitations on the ability any Subject Company’s rights to administer, amend or terminate any Acquired Benefit Plan or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation section 1.280G-1) that would reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in section 280G(b)(1) of the Code). No person is entitled to receive any additional payment (including any tax gross-up or other payment) as a result of the imposition of the excise Taxes required (alone or in combination with any other event) by section 4999 of the Code or any Taxes required by section 409A of the Code as a result of the execution, delivery and performance of this Agreement and the consummation of any of the transactions contemplated by this Agreement.
2.11    Taxes.
(a)    All material U.S. income and other material Tax Returns required to be filed by, on behalf of or with respect to the Subject Companies have been duly and timely filed and all Tax Returns filed by, on behalf of, or with respect to the Subject Companies are true, complete and correct in all material respects. All material Taxes (whether or not reflected on such Tax Returns) required to be paid by or with respect to, or that could give rise to a Lien on the assets of, any of the Subject Companies have been duly and timely paid other than those Taxes not yet due. All Taxes required to be withheld by any of the Subject Companies have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose. Except for Permitted Liens, there are no Liens for material Taxes on any of the assets of the Subject Companies.
(b)    No written agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes with respect to any of the Subject Companies, and no written power of attorney with respect to any such Taxes has been filed or entered into with any Governmental Authority. No Taxes with respect to any of the Subject Companies are currently under audit, examination or investigation by any Governmental Authority or the subject of any judicial or administrative proceeding. No Governmental Authority has asserted or threatened in writing to assert any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against any of the Subject Companies with respect to any taxable period for which the period of assessment or collection remains open. No jurisdiction (whether within or without the United States) in which any of the Subject Companies has not filed a particular type of Tax Return or paid a particular type of Tax has asserted in writing that any such Subject Company is required to file such Tax Return or pay such type of Tax in such jurisdiction.
(c)    None of the Subject Companies (i) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or foreign law), in either case that would be binding upon any Subject Company after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes, except for groups whose only members are two or more Subject Companies or (iii) has any liability for the Taxes of any Person (other than another Subject Company) (whether under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, as a transferee or successor, pursuant to any Tax sharing or indemnity agreement or other contractual agreements (other than any customary tax sharing or allocation provisions in commercial contracts not primarily related to Taxes and where the aggregate liability thereunder is not material) (“Tax Agreements”), or otherwise).
(d)    None of the Subject Companies shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign law) made with respect to any Pre-Closing Tax Period or (v) any distribution made by any Subject Company prior to the Closing. None of the Subject Companies has participated in a reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b).
(e)    Each Subject Company is classified as a “disregarded entity” for U.S. federal income tax purposes. The Subject Companies and, to the Sellers’ Knowledge, any other entity in which any Subject Company owns an interest, have, since their formation, been classified as either a partnership or a “disregarded entity” for all applicable U.S. federal, state and local income Tax purposes and will be so classified for all periods through and including the Closing Date. No Subject Company has made an entity classification election under Treasury Regulation Section 301.7701-3 for U.S. federal income Tax purposes.
(f)    (i) None of the Subject Companies is or has been a controlled foreign corporation, as defined in Section 957 of the Code and (ii) no Subject Company holds an interest (directly or indirectly) in an entity that is or has been treated as a passive foreign investment company, as defined in Section 1297 of the Code.
(g)    Any incentive equity interests issued by any Subject Company that were intended to qualify as “profits interests” in a partnership for U.S. federal income tax purposes and any comparable provisions of state, local or non-U.S. tax law have been consistently treated as such by the issuers and holders thereof for all relevant taxable years.
(h)    None of the assets of any of the Subject Companies are “section 197(f)(9) intangibles” within the meaning of Treasury Regulations section 1.197-2(h)(l)(i).
2.12    Properties and Assets.
(a)    Each Subject Company has a valid and enforceable leasehold interest in each of the leased premises in which it currently conducts its business, except as may be affected by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or general equitable principles. Section 2.12(a) of the Seller Disclosure Letter identifies, as of the date hereof, all of the leases for real property to which each Subject Company is a party (the “Leases”). Except as set forth in Section 2.12(a) of the Disclosure Letter, the Leases constitute all real property owned, leased, subleased, licensed or otherwise used in the operation of the Business. The Sellers have previously provided or otherwise made available to Apollo true, complete and correct copies of such Leases. As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, be Material to a Reasonable Investor, there is no default by the lessee or, to the Sellers’ Knowledge, the lessor under any such lease and to the Sellers’ Knowledge the use and operation of the property subject to the Leases does not violate any Applicable Law. Except as may be affected by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or general equitable principles, (i) each Lease is the legal, valid and binding obligation of the Subject Company party thereto and, to the Knowledge of the Sellers, each other party to such Lease and (ii) each Lease is enforceable against such Subject Company and, to the Knowledge of the Sellers, each other party to such Lease. No Subject Company owns any real property.
(b)    Except as set forth in Section 2.12(a) of the Disclosure Letter, the Subject Companies own and have (and as of the Closing, shall own and have) good, valid and marketable title to or, in the case of leased property, good and valid leasehold interests in, or otherwise have (and as of the Closing, shall have) full or sufficient and legally enforceable rights to use, all of the properties, assets and rights (tangible or intangible, and real, personal or mixed) used or held for use in connection with, necessary for the conduct of, or otherwise material to the operations of, the Business as it is conducted as of the date hereof and as it will be conducted immediately prior to the Closing, in each case free and clear of any Lien other than Permitted Liens, except for any failure to have any such title, interest or right that would not, individually or in the aggregate, be Material to a Reasonable Investor. The Subject Companies have maintained in all material respects all tangible assets in good repair, working order and operating condition, subject only to ordinary wear and tear, except for any failure to be in good repair, working order or operating condition that would not, individually or in the aggregate, be Material to a Reasonable Investor.
2.13    Certain Labor Matters. No Subject Company is a party to, and none of the Employees are covered by, any collective bargaining agreement.
2.14    Material Contracts; Luxor Consent.
(a)    Section 2.14(a) of the Seller Disclosure Letter lists each Material Contract in effect as of the date of this Agreement (other than the Material Contracts described in clause (xviii) of the definition thereof). The Sellers have previously provided or otherwise made available to Apollo a true, complete and correct copy of each such Material Contract (other than the Material Contracts described in clause (xviii) of the definition thereof). With respect to the Material Contracts described in clause (xviii) of the definition thereof, the Sellers have previously provided or otherwise made available to Apollo a representative sample of such Material Contracts, and no such Material Contract deviates in any material respect from the sample provided to Apollo. Each Material Contract is a legal, valid and binding obligation of the applicable Subject Company, and, to the Sellers’ Knowledge, each other party thereto, in each case in full force and effect and enforceable in accordance with its terms, except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or general equitable principles. No Subject Company or any Seller or Subsidiary thereof has received any written or, to the Sellers’ Knowledge, oral notice of cancellation or termination under any option or right reserved to the other party to any Material Contract or any written or, to the Sellers’ Knowledge, oral notice of default under such Material Contract. As of the date hereof, no condition exists or event has occurred which (whether with or without notice or lapse of time or both) would constitute a breach or default by any Seller or Subject Company or, to the Sellers’ Knowledge, any other party thereto under, or result in a right in termination of, any such Material Contract, except as would not, individually or in the aggregate, be Material to a Reasonable Investor.
(b)    The Sellers have previously provided or otherwise made available to Apollo a true, complete and correct copy of the Luxor Consent. To Seller’s Knowledge, the Luxor Consent is a legal, valid and binding obligation of Luxor, in full force and effect and enforceable in accordance with its terms.
2.15    Intellectual Property and IT Systems.
(a)    Section 2.15(a) of the Seller Disclosure Letter sets forth a true, complete and correct list of all Owned Intellectual Property that is issued, registered or subject to an application for issuance or registration. The Owned Intellectual Property set forth in Section 2.15(a) of the Seller Disclosure Letter is subsisting, and, to the Sellers’ Knowledge, is valid and enforceable. No Subject Company or any Seller or other Subsidiary thereof has conducted the Business in a manner that would reasonably be expected to result in (i) the cancellation or unenforceability of any issued, registered or applied for Owned Intellectual Property except as would not, individually or in the aggregate, reasonably be expected to be Material to a Reasonable Investor, or (ii) the unauthorized disclosure of any material confidential Intellectual Property used in the Business. After giving effect to the transactions contemplated by this Agreement, the Subject Companies shall (x) be the owners of all of the Owned Intellectual Property free and clear of any Liens other than Permitted Liens and (y) own, license or otherwise have the right to use all the Intellectual Property necessary and sufficient to conduct the Business as currently conducted.
(b)    Since January 1, 2014, (i) the conduct of the Business has not been and, as currently conducted, is not infringing, misappropriating, diluting or otherwise violating (“Infringing”) in any material respect the rights of any Person in respect of any Intellectual Property and (ii) to the Sellers’ Knowledge, none of the material Owned Intellectual Property has been or is being Infringed by any Person.
(c)    All Persons (including current and former employees and independent contractors) who create or contribute to any material portion of, or otherwise would have rights in or to, Owned Intellectual Property have executed enforceable written agreements that validly and irrevocably assign to a Subject Company or a Seller or other Subsidiary thereof all of their rights in and to such Owned Intellectual Property, or, pursuant to Applicable Law, a Subject Company or a Seller or other Subsidiary owns all such Owned Intellectual Property.
(d)    Other than as set forth on Section 2.15(d) of the Seller Disclosure Letter, no Subject Company or any Seller or other Subsidiary thereof uses or has used any Software licensed, provided or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any Software that contains or is derived from any such Software, in any manner that would require any source code of Software owned by any of the Subject Companies to be disclosed, licensed pursuant to a license meeting the Open Source Definition or the Free Software Definition, publicly distributed, attributed to any person or dedicated to the public.
(e)    The IT Systems (i) are in reasonably good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable (including with respect to working condition and capacity) for the purposes for which they are being used or held for use, and (ii) to the Sellers’ Knowledge, do not contain any Malware that would reasonably be expected to interfere with the ability of any of the Subject Companies to conduct the Business. The Sellers and their Subsidiaries (including the Subject Companies) (x) have implemented and maintain commercially reasonable security, business continuity, and backup and disaster recovery plans and procedures with respect to the IT Systems, (y) act in material compliance therewith, and (z) have taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects. The Sellers and their Subsidiaries (including the Subject Companies) have implemented or are in the process of implementing in a timely manner all security patches or security upgrades that are generally available for the IT Systems that process data or non-public information that is sensitive in nature about their investors.
2.16    Data Protection and Privacy.
(a)    Since January 1, 2014, each Subject Company and each Seller and other Subsidiary thereof (to the extent affecting or relating to the Business) has been and is in compliance in all material respects with any and all Applicable Laws, contractual requirements, terms of use and privacy policies pertaining to data protection or information privacy, security, collection, use, disclosure, disposal, maintenance and transmission.
(b)    Each Seller and other Subsidiary thereof (to the extent affecting or relating to the Business) uses commercially reasonable industry standards to protect the secrecy of data and non-public information that it (or any third Person on behalf of it) collects, stores, uses, maintains or transmits and to prevent unauthorized access to, and use or disclosure of, such data or non-public information by any other Person. Since January 1, 2014, no Subject Company or Seller or other Subsidiary thereof or, to the Sellers’ Knowledge, any third Person working on behalf of any of them, has had an incident of unauthorized (i) access, (ii) disclosure, (iii) use, (iv) destruction or (v) loss of any data or non-public information that any of the Subject Companies (or a third Person on behalf of any of them) collects, stores, uses, maintains or transmits.
2.17    Books and Records. The Books and Records have been maintained in all material respects in accordance with all Applicable Laws.
2.18    Broker-Dealer Matters.
(a)    Registration. Section 2.18(a) of the Seller Disclosure Letter lists each Subject Company that is registered as a broker-dealer with the SEC (collectively, the “Broker-Dealer Subsidiaries”). Each Broker-Dealer Subsidiary is, and at all times since January 1, 2014 has been, duly registered under Section 15 of the Exchange Act with the SEC. Each Broker-Dealer Subsidiary is, and at all times since January 1, 2014 has been, (i) in compliance with Applicable Laws governing its activities as a broker-dealer and (ii) current in all filings required by the SEC or any other Governmental Authority to which it is subject, except, in each case, as would not have, individually or in the aggregate be Material to a Reasonable Investor. Except as set forth in Section 2.18(a) of the Seller Disclosure Letter, since January 1, 2014, none of the Broker-Dealer Subsidiaries has received written notice of any material violation of any Applicable Laws governing its activities. The Broker-Dealer Subsidiaries are, and at all times since January 1, 2014 have been, (x) members in good standing of the Financial Industry Regulatory Authority (“FINRA”) and any other Self-Regulatory Organizations in which their membership is required in order to conduct their business as conducted and (y) in compliance with all applicable rules and regulations of FINRA and any such other Self-Regulatory Organizations, except as would not have, individually or in the aggregate, be Material to a Reasonable Investor. As of the date hereof, no Subject Company other than the Broker-Dealer Subsidiaries is registered or required to be registered as a broker or dealer with the SEC or any other Governmental Authority.
(b)    Disqualification. None of the Broker-Dealer Subsidiaries nor, to the Sellers’ Knowledge, any “associated person” (within the meaning of the Exchange Act) thereof, is ineligible pursuant to Section 15(b) of the Exchange Act to act as a broker or dealer or as an associated person of a registered broker-dealer as a result of a “statutory disqualification,” as such term is defined in Section 3(a)(39) the Exchange Act. As of the date of this Agreement, there are no Proceedings pending or, to the Sellers’ Knowledge, threatened that would reasonably be expected to result in a Broker-Dealer Subsidiary having its authorization to conduct business as a broker-dealer denied, suspended, revoked or restricted. Except as set forth in Section 2.18(b) of the Seller Disclosure Letter, as of the date of this Agreement, there are no Proceedings pending or, to the Sellers’ Knowledge, threatened that would reasonably be expected to result in any director, officer or employee of a Broker-Dealer Subsidiary having his or her registration or license to conduct investment-related activities denied, suspended, revoked or restricted. Since January 1, 2014, each of the directors, officers, employees, contractors and agents employed, supervised or controlled by any Broker-Dealer Subsidiary who is required to be licensed or registered as a principal, registered representative, salesperson, investment advisory representative or insurance agent with any Governmental Authority in connection with his or her activities for or with a Subject Company has been duly licensed or registered, except as would not have, individually or in the aggregate, be Material to a Reasonable Investor.
(c)    Form BD. The Sellers have previously provided or otherwise made available to Apollo true, complete and correct copies of each of the Broker-Dealer Subsidiary’s Form BD as most recently filed with the SEC and all state registration forms, each as amended to date. The information contained in each such form was accurate and complete at the time of filing and the Broker-Dealer Subsidiary has made all amendments to such form as it is required to make under any Applicable Law, except as would not have, individually or in the aggregate, be Material to a Reasonable Investor. No Broker-Dealer Subsidiary’s Form BD contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(d)    Minimum Net Capital. Each of the Broker-Dealer Subsidiaries maintains its minimum net capital in compliance with the Applicable Laws of the SEC and any other applicable Governmental Authority and in an amount sufficient to ensure that it has not been required to file notice under Rule 17a-11 under the Exchange Act.
(e)    Compliance Policies. The Broker-Dealer Subsidiaries have, and at all times since January 1, 2014 have had, in place, to the extent required by Applicable Law, processes to establish, maintain, review, test and modify written compliance and supervisory policies and procedures reasonably designed to achieve compliance with all Applicable Laws, including the rules and regulations of the SEC and FINRA and other Governmental Authority.
2.19    Compliance Matters.
(a)    Registration.
(i)     No Subject Company other than ANST is registered or required to be registered as a transfer agent under the Exchange Act. ANST (i) is, and at all times required by Applicable Law since January 1, 2014 has been, registered as a transfer agent pursuant to Section 17A(c) of the Exchange Act and (ii) is registered and licensed as a transfer agent under any other Applicable Laws or is exempt therefrom, except, as would not, individually or in the aggregate, be Material to a Reasonable Investor. ANST is in compliance in all respects with the applicable provisions of the Exchange Act except as would not have, individually or in the aggregate, be Material to a Reasonable Investor.
(ii)    As of the date hereof, no Subject Company or, in connection with their service to the Subject Company, any of their respective directors, officers or employees, is (i) required to be registered, licensed or qualified as a bank, investment adviser, trust company, commodity pool operator, commodity trading advisor, approved swap firm, commodity broker-dealer, futures commission merchant, introducing broker, municipal advisor, municipal securities dealer, insurance company or insurance broker or agent, or sales person with the SEC, CFTC, National Futures Association (“NFA”), FINRA or any other applicable Governmental Authority, or (ii) subject to any liability or disability by reason of any failure to be so registered, licensed or qualified, except, in each case, as would not have, individually or in the aggregate, a Material Adverse Effect. No Subject Company has received notice of any pending judicial, arbitral or administrative action, suit, proceeding or investigation concerning any failure to obtain any bank, investment adviser, trust company, commodity pool operator, commodity trading advisor, approved swap firm, commodity broker-dealer, futures commission merchant, introducing broker, municipal advisor, municipal securities dealer, insurance company or insurance broker or agent, or sales person registration, license or qualification, except for as would not have, individually or in the aggregate, be Material to a Reasonable Investor. No Subject Company acts as a solicitor for a registered investment adviser in an arrangement that is subject to Rule 206(4)-3 under the Advisers Act.
(b)    Filings.
(i)    Except as would not have, individually or in the aggregate, be Material to a Reasonable Investor, each Subject Company has filed all regulatory reports and schedules, applications for registration, financial statements and regulatory notices (“Governmental Reports”), together with any amendments, since January 1, 2014 that were required to be filed with any Governmental Authority, including with respect to ANST, each Form TA-1 that was required to be filed in compliance with Applicable Law.
(ii)    Each Subject Company has timely paid in full all fees and assessments due and payable in connection with the filing of all Government Reports, except as would not, individually or in the aggregate, be Material to a Reasonable Investor. The information contained in all Government Reports was accurate and complete at the time they were filed except as would not, individually or in the aggregate, be Material to a Reasonable Investor, and did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(c)    Disqualification.
(i)    There is no proceeding pending or, to the Knowledge of the Sellers, threatened against ANST or an associated person of ANST that would reasonably be expected to result in ANST being ineligible pursuant to Section 17A of the Exchange Act to act as a transfer agent.
(ii)    No Subject Company nor any “affiliated person” (as defined in the Investment Company Act) of any of Subject Company is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser, depositor or principal underwriter to a registered investment company nor is there any Proceeding pending or, to the Knowledge of the Sellers, threatened by any Governmental Authority that would result in the ineligibility of any Subject Company or any such “affiliated person” to serve as an investment adviser, depositor or principal underwriter to a registered investment company pursuant to Section 9(a) or 9(b) of the Investment Company Act.
(iii)    No Subject Company nor, to the Knowledge of the Sellers, after reasonable inquiry, any director, executive officer or any other officer of a Subject Company is ineligible pursuant to Rule 506(d) of Regulation D under the Securities Act to serve as an investment manager, solicitor, promoter or in any other capacity (including beneficially owning 20% of the voting securities of an issuer relying on Rule 506 of Regulation D under the Securities Act) with respect to an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act, nor is there any Proceeding pending or, to the Knowledge of the Sellers, threatened by any Governmental Authority that would result in the ineligibility of any Subject Company or any director, executive officer or any other officer of a Subject Company to serve as an investment manager, solicitor, promoter or in any other capacity with respect an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act.
(iv)    No Subject Company is an “affiliate” of any “banking entity” (as such terms are defined in the Volcker Rule).
(d)    No Action Letters and Exemptive Orders. Section 2.19(d) of the Seller Disclosure Letter identifies each no-action letter and exemptive order issued by the SEC to any Subject Company that remains applicable to its business as conducted on the date of this Agreement. The Sellers have previously provided or otherwise made available to Apollo a true, complete and correct copy of each such no-action letter and exemptive order. Since January 1, 2014, the Subject Companies, as applicable, have complied with all terms and conditions of such no-action letters and exemptive orders necessary to rely on the relief granted thereby.
2.20    Insurance. Each Seller and its Subsidiaries (including the Subject Companies), as the case may be, has complied in all material respects with the terms and provisions of insurance policies in force on the date hereof covering or relating to the business of, or properties, assets or rights of, any of the Subject Companies that are maintained by (i) any Subject Company or (ii) any of the Sellers or their Subsidiaries (other than the Subject Companies), including such worker’s compensation, comprehensive property and casualty, liability, errors and omissions, directors’ and officers’, fidelity and other insurance required to be maintained under all Applicable Laws, and such insurance policies are in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis). As of the date hereof, there is no material claim by any Seller or any Subsidiary thereof (including any Subject Company) pending under any such policy as to which coverage has been denied or disputed by the underwriters of such policy or in respect of which such underwriters have reserved their rights. Since January 1, 2014, each Seller and its Subsidiaries (including the Subject Companies) has properly reported all material claims, acts, omissions, events, circumstances, occurrences and losses relating to the Business, or to the properties, rights or assets of any of the Subject Companies, to the extent required under each such policy, except as would not reasonably be expected to have, individually or in the aggregate, be Material to a Reasonable Investor.
2.21    Affiliate Arrangements. Except as set forth on Section 2.21 of the Seller Disclosure Letter, there are no Contracts between any Subject Company, on the one hand, and RCAP, RCAP Holdings or any of their respective Affiliates (other than the Subject Companies), directors, officers, employees or equity holders, on the other hand (any such Contract, an “Affiliate Agreement”). None of RCAP, RCAP Holdings or any of their respective Affiliates (other than the Subject Companies), directors, officers, employees or equity holders owns any material asset or right, real or personal, tangible or intangible, used in the Business by any Subject Company.
2.22    Compliance with Environmental Law. The Subject Companies have complied in the past three years and are in compliance with all applicable Environmental Laws pertaining to any of the properties, assets or rights of the Subject Companies and the use and ownership thereof and the operation of the Business, except as would not, individually or in the aggregate, be Material to a Reasonable Investor. No violation by any Subject Company or Seller or other Subsidiary thereof (to the extent affecting or relating to the Business) is being or has been alleged in writing or, to the Knowledge of the Sellers, orally of any applicable Environmental Law relating to the Business or the operation thereof, or any of the properties, assets or rights of any of the Subject Companies or the use or ownership thereof. There are no Proceedings pending or, to the Knowledge of the Sellers, threatened against any Subject Company or Seller or other Subsidiary thereof (to the extent affecting or relating to the Business)under any Environmental Law.
2.23    Brokers. No broker, investment banker, financial advisor or other Person, other than Centerview Partners LLC, the fees and expenses of which shall be paid by RCAP, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from any Subject Company in connection with the transactions contemplated by this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF APOLLO
Apollo represents and warrants to the Sellers as follows:
3.1    Organization. Apollo is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and, where applicable, is duly qualified or licensed as a foreign limited liability company to do business and is in good standing in each jurisdiction in which the nature of its business or the character or location of the properties, assets and rights owned, leased or operated by it makes such qualification or license necessary, and Apollo has the requisite limited liability company power and authority necessary to own all of its properties, assets and rights and to carry on its business as it is now being conducted, except where any failure to be so qualified, licensed or in good standing or to have such power or authority would not, individually or in the aggregate, be materially adverse to Apollo and its Subsidiaries, in each case, taken as a whole, or prohibit or materially impair the ability of Apollo to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or perform its obligations hereunder or thereunder on a timely basis.
3.2    Authority. Apollo has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Apollo of this Agreement and the Ancillary Agreements to which it is a party, the performance of its obligations hereunder and thereunder and the consummation by Apollo of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or other organizational action, and no other corporate or other organizational action on the part of Apollo is necessary to authorize the execution and delivery by Apollo of this Agreement and the Ancillary Agreements to which it is a party, the performance of its obligations hereunder and thereunder and the consummation by Apollo of the transactions contemplated hereby and thereby. This Agreement has been, and at the Closing each of the Ancillary Agreements to which it is party shall be, duly and validly executed and delivered by Apollo and, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal and binding obligation of Apollo, enforceable against Apollo in accordance with their terms, except as (a) the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) the availability of equitable remedies may be limited by equitable principles of general applicability.
3.3    Non-Contravention. The execution and delivery by Apollo of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation by Apollo of the transactions contemplated hereby and thereby and the performance by Apollo of its obligations hereunder and thereunder shall not (with or without the giving of notice, the termination of any grace period or both): (a)  violate, conflict with, or result in a breach or default under any provision of its Organizational Documents or (b) assuming that all consents, authorizations, orders or approvals of, filings or registrations with, and notices to, each Governmental Authority referred to in Section 3.4(a) and all Third Party Consents referred to in Section 3.4(b) have been obtained or made, (i) violate any Applicable Law or (ii) violate, result in a violation or breach by Apollo of, or the termination or the acceleration of, or conflict with or constitute a default under, any Contract to which Apollo is a party or by which any of its property is bound, except, in the case of clauses (i) and (ii), for any such violation, breach, termination, acceleration, conflict or default as would not, individually or in the aggregate, be materially adverse to Apollo and its Subsidiaries, in each case, taken as a whole, or prohibit or materially impair the ability of Apollo to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or perform its obligations hereunder or thereunder on a timely basis.
3.4    Consents, etc.
(j)    No Governmental Approval is required for the execution and delivery of this Agreement by Apollo, the performance of its obligations hereunder and its consummation of the transactions contemplated hereby, except in any such case for (x) any such Governmental Approval which is required solely by reason of the specific regulatory status of RCAP or its Affiliates and (y) any such Governmental Approval the failure of which to be obtained or made would not reasonably be expected to prohibit or materially impair the ability of Apollo to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or perform its obligations hereunder or thereunder on a timely basis.
(k)    No Third Party Consent is required for the execution and delivery by Apollo of this Agreement and the Ancillary Agreements to which it is a party, the performance by it of its obligations hereunder and thereunder and its consummation of the transactions contemplated hereby or thereby, except in any such case for any such Third Party Consent the failure of which to be obtained or made would not, individually or in the aggregate, be materially adverse to Apollo, taken as a whole, or prohibit or impair the ability of Apollo to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or perform its obligations hereunder and thereunder on a timely basis.
3.5    Available Funds. Apollo has available all funds necessary to satisfy all of its obligations hereunder and in connection with the transactions contemplated hereby, and its ability to consummate such transactions is not dependent or conditional upon the receipt of financing (whether debt or equity) from any third Person.
3.6    Investment Intent. Apollo is acquiring the Acquired Interests for its own account, for investment purposes only and not with a view to, or for resale in connection with, the distribution thereof. Apollo understands that the Acquired Interests may not be sold, transferred or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act.
3.7    Brokers. No broker, investment banker, financial advisor or other Person, other than Lazard Ltd, the fees and expenses of which shall be paid by Apollo, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from Apollo in connection with the transactions contemplated by this Agreement.
3.8    ARC Transaction Matters.
(c)    Neither Apollo nor any of its Affiliates is part of a group with ARC or any of its Affiliates within the meaning of Section 13(d)(3) of the Exchange Act with respect to ownership or voting securities of RCAP or has any agreements with ARC or any of its Affiliates, other than agreements relating to the ARC Transaction Agreement.
(d)    A true, correct and complete copy of the ARC Transaction Agreement has been provided to the Sellers.
(e)    Apollo has not taken any action, and to Apollo’s Knowledge, as of the date hereof, there has been no change, event or circumstance that would reasonably be expected to result in a failure of any condition to the closing under the ARC Transaction Agreement.
ARTICLE IV
COVENANTS
4.1    Conduct of Business. During the period from the date hereof and continuing through the Closing, except to the extent required by Applicable Law, with Apollo’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly required by this Agreement, the Sellers shall, and shall cause their Subsidiaries (including the Subject Companies) to, use commercially reasonable best efforts to (i) operate the Business in the ordinary course of business consistent with past practice; (ii) keep available the present services of the Business’ employees and other independent contractors; (iii) preserve intact the Business and the Subject Companies’ rights, franchises, goodwill and relations with customers and others with whom the Subject Companies conduct business; and (iv) maintain regulatory net capital at a level that is in compliance with Applicable Laws. Without limiting the generality of the foregoing, except to the extent required by Applicable Law, with Apollo’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), as expressly required by this Agreement, or as set forth on Section 4.1 of the Seller Disclosure Letter, the Sellers shall not, and shall cause their Subsidiaries (including the Subject Companies) not to, to the extent affecting the Business, any Subject Company or the transactions contemplated hereby (including the likelihood and timing of the satisfaction of the conditions to the Closing):
(a)    amend the Organizational Documents of any Subject Company;
(b)    issue or agree to issue, sell, pledge, transfer, dispose of or encumber any Equity Securities of any Subject Company, or reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any Equity Securities of any Subject Company;
(c)    declare, set aside or pay any dividends on, or make any other distributions of stock or property (but not cash) in respect of, any Equity Securities of any Subject Company;
(d)    except as expressly contemplated by this Agreement, modify or amend or enter into any Affiliate Agreement, or waive, release or assign any rights or claims thereunder;
(e)    make any material change in any financial accounting methods, principles or practices used by any Subject Company in the preparation of financial statements except as required by GAAP or Applicable Law;
(f)    enter into, renew, amend, assign, terminate or cancel any Material Contract of the type set forth in the definition of Material Contract, except in the ordinary course of business consistent with past practice (provided that, without limiting the foregoing, the entering into or renewal of any Material Contract described in clauses (ii), (iii), (iv), (vi), (vii), (viii), (ix), or (xvii) of the definition of Material Contract shall in no event be deemed to be in the ordinary course consistent with past practice);
(g)    other than in the ordinary course of business consistent with past practice, (i) sell, assign, transfer, license, lease, offer to sell, abandon or otherwise dispose of any of its properties, assets or rights, or (ii) grant or suffer to exist any Lien (other than Permitted Liens) on any of the properties, assets or rights of the Subject Companies or otherwise used in the Business, in each case of clauses (i) and (ii) above, with respect to properties, assets or rights that are material to the Subject Companies or the Business, in each case, taken as a whole;
(h)    cancel any debts owed to any Subject Company in amounts in excess of $50,000 individually or $250,000 in the aggregate;
(i)    make or commit to make any capital expenditures in excess of $20,000 individually or $200,000 in the aggregate for all Subject Companies;
(j)    except as required by any Employee Benefit Plan in effect on the date hereof or Applicable Law, (i) increase the compensation or benefits payable or to become payable to any Employees or directors or other independent contractors of the Subject Companies or the Business, other than to increase salary and wages for Employees with annual total compensation opportunities no greater than $150,000 by not more than 7.5% on an individual employee basis in the ordinary course of business consistent with past practice, (ii) grant any current or former Employee, director or other independent contractor of the Subject Companies or the Business any increase in severance or termination pay or benefits, (iii) other than new hires of six external wholesalers who are compensated on terms consistent with the Subject Companies’ historic precedent, enter into any employment, consulting, severance or termination agreement with any officer, director, Employee or other independent contractor, other than offer letters with newly hired employees that are entered into in the ordinary course of business consistent with past practice, that provide for annual total compensation opportunities that are no greater than $150,000, are terminable by a Subject Company at will at any time for severance pay and benefits not greater than $150,000 and that otherwise contain terms substantially comparable to the Subject Company’s standard offer letter, (iv) pay any bonus or other incentive compensation (including any retention, change-in-control or transaction-related bonus) other than the payment of any bonus or other incentive compensation earned or granted prior to the date hereof, in accordance with the terms of such compensation as in effect on the date hereof (including the satisfaction of any applicable performance or vesting criteria and timing of payment contemplated under such terms), (v) establish, adopt, enter or terminate any collective bargaining agreement, Acquired Benefit Plan or, if it would have the effect of increasing any liabilities, costs or expenses of the Subject Companies, any Employee Benefit Plan, (vi) accelerate or enhance any rights or benefits or fund benefits under any Acquired Benefit Plan, or (vii) terminate the employment of more than six external wholesalers or any Employee or other independent contractor (other than for cause or misconduct, without violating any other clause of this Section 4.1(j)) who has annual total compensation (base salary and incentive) opportunities of $150,000 or more;
(k)    incur or assume any Indebtedness or otherwise take any action with respect to Indebtedness that would result in the acceleration of any material amounts payable by any Subject Company;
(l)    merge or consolidate with, or acquire all or a material portion of the assets or Equity Securities of, any other Person, or acquire, including by way of merger, consolidation or purchase of any Equity Securities or assets, any business of any Person or other business organization or division thereof;
(m)    settle any Proceeding involving any liability for money damages or in a manner involving non-monetary relief that results in any material restrictions upon the conduct of the Business or any of the Subject Companies (or, after the Closing, on Apollo or any of its Affiliates);
(n)    make any loan or advance to any of its Affiliates, officers, directors, employees, consultants, agents or other representatives of any Subject Company or any Seller or other Subsidiary thereof;
(o)    acquire any real property or enter into any lease of real property (other any renewal of existing leases in the ordinary course of business consistent with past practice);
(p)    make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;
(q)    (i) except pursuant to existing agreements or in accordance with past practice, make any payment to, or on behalf of, any Seller or any Affiliate of any Seller (other than any Subject Company); (ii) incur any liability to, or on behalf of, any Seller or any Affiliate of any Seller (other than any Subject Company), including in the case of clauses (i) and (ii), with respect to (x) any fees, costs or expenses in connection with the sale of the Subject Companies, the preparation and negotiation of this Agreement and the performance and consummation of transactions contemplated by this Agreement or the other Ancillary Agreements, including the fees and disbursements of counsel, financial advisors, actuaries and accountants and authorities made in connection with the transactions contemplated by this Agreement or (y) any filing fees payable in connection with filings with Governmental Authorities made in connection with the transactions contemplated by this Agreement;
(r)    waive any payments or other amounts owed to any of the Subject Companies by any Seller or any Affiliate thereof (other than a Subject Company);
(s)    enter into any new line of business than the Business currently conducted by such Subject Company; and
(t)    authorize, resolve, commit or agree, whether in writing or otherwise, to take any action prohibited by subsections (a) through (s) above.
4.2    Access; Confidentiality; Planning Committee.
(j)    The Sellers shall provide Apollo and its employees, accountants, counsel and other authorized representatives, during the period from the date hereof until the Closing, with reasonable access to the premises, employees, books and records and properties of each Subject Company and of the Sellers and their other Subsidiaries (to the extent relating to the Business), upon reasonable advance notice during normal business hours, provided that such access does not interfere with the normal operations of the Subject Companies or the Sellers and their other Subsidiaries. The Sellers shall, and shall cause each Subject Company to, furnish Apollo with such financial, operational and regulatory and compliance data, reports and other information relating to the Business or the Subject Companies and their respective properties, assets, rights, liabilities and obligations, in each case as Apollo may from time to time reasonably request. Notwithstanding the obligations contained in this Section 4.2(a), the Sellers and the Subject Companies shall not be required to provide access to or to disclose information where such access or disclosure would result in the loss of any attorney-client privilege or contravene any Applicable Law; provided that the Sellers shall use reasonable best efforts to permit disclosure of such information in a manner that does not result in any of the foregoing consequences.
(k)    Any information obtained by Apollo or its representatives pursuant to Section 4.2(a) shall be subject to the terms of the Confidentiality Agreement, and such information shall be held by Apollo and its representatives in accordance with the terms of the Confidentiality Agreement.
(l)    From and after the date of this Agreement, the Sellers shall, and shall cause their Subsidiaries (including, until the Closing, the Subject Companies) to, hold in strict confidence and not use except as expressly agreed in writing by Apollo any non-public, confidential or otherwise proprietary information or Intellectual Property (including any client and customer lists) of any Subject Company (except, prior to the Closing, in the conduct of the business of such Subject Company consistent with past practice). Without limiting the foregoing, the Sellers shall not, and shall not permit StratCap or its Subsidiaries to, use or have access to any non-public, confidential or otherwise proprietary information or Intellectual Property of RCS or ANST (including any client and customer lists prior to the Closing). The Sellers shall use commercially reasonable efforts to prevent the unauthorized use, dissemination or disclosure of any information or Intellectual Property described in this Section 4.2(c).
(m)    Promptly following the date of this Agreement, the Sellers and Apollo shall form a joint planning committee, consisting of representatives of RCS and Apollo, that shall meet regularly to coordinate and cooperate with respect to the design and launch of credit, alternative investment, insurance-related or other institutional products sponsored by Apollo or its Affiliates with the goal of distributing such products through RCS.
4.3    Reasonable Best Efforts; Regulatory Approvals.
(l)    Each of Apollo and the Sellers shall use its reasonable best efforts to, as promptly as possible, take or cause to be taken all action and do or cause to be done all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including the satisfaction on a timely basis of the conditions to the Closing within their respective control. Each of Apollo and the Sellers shall use its reasonable best efforts to, as promptly as practicable and in no event later than ten (10) Business Days after the date hereof, file all documents and information required in connection with obtaining FINRA Approval (the “FINRA Notice”).
(m)    Without limiting the generality of Section 4.3(a) hereof, each of Apollo and the Sellers shall (i) as soon as practicable after the date hereof, (A) file (on a confidential basis if reasonably requested by a party and permitted under Applicable Law) such applications, notices, registrations and requests as may be required or advisable to be filed by it with any Governmental Authority as set forth in Section 4.3 of the Seller Disclosure Letter in order to consummate the transactions contemplated hereby, (B) use its reasonable best efforts to obtain all consents, authorizations, orders and approvals of all such Governmental Authorities referred to in the preceding clause (A) and (C) use its reasonable best efforts to satisfy all conditions, undertakings and requirements as may be necessary or appropriate to obtain all such consents, authorizations, orders and approvals or as may be set forth therein, (ii) subject to Applicable Law restricting the exchange of such information, furnish the other parties hereto with copies of all documents and correspondence (x) prepared by or on behalf of such party for submission to any Governmental Authority and (y) received by or on behalf of such party from any Governmental Authority, in each case, in connection with the transactions contemplated hereby and (iii) subject to Applicable Law, use its reasonable best efforts to consult with and keep the other parties hereto informed as to the status of such matters. Subject to Applicable Law, to the extent that any application, notice, registration or request so filed by any party contains any significant information relating to the other parties hereto or any Subject Company, prior to submitting such application, notice, registration or request to any Governmental Authority, such party shall permit the other parties to review such information and shall consider in good faith the suggestions of such other parties with respect thereto.
(n)    Without limiting the generality of Section 4.3(a) hereof, and subject to Applicable Law, each of Apollo and the Sellers will use reasonable best efforts to cooperate with the others in the preparation and filing of any applications, notices, registrations and responses to requests for additional information from Governmental Authorities in connection with the transactions contemplated by this Agreement, including providing such information as may be reasonably necessary for inclusion in such applications, notices, registrations and responses. Each of Apollo and the Sellers shall use reasonable best efforts to agree to any requirements of or remedies imposed by the applicable Governmental Authority; provided that in no case shall Apollo or any of its Affiliates be required to agree to any FINRA Burdensome Condition or such remedies or requirements that (i) would be materially adverse to Apollo and its Affiliates, including, after the Closing, the Subject Companies, or (ii) involves divestiture of an existing business of Apollo or any of its Affiliates, including, after the Closing, the Subject Companies (each of the foregoing, a “Burdensome Condition”). Each of Apollo and the Sellers shall promptly advise the other parties upon receiving any communication relating to the transactions contemplated by this Agreement or any Ancillary Agreement or otherwise materially affecting its ability to timely consummate the transactions contemplated by this Agreement pursuant to the terms hereof from any Governmental Authority.
(o)    The Sellers shall not, and shall cause their Subsidiaries not to, (i) effect the sale of any their respective assets or Equity Securities if such sale would subject the transactions contemplated by this Agreement to lender consent under the RCAP Credit Facilities, or (ii) enter into any Contract or other arrangement, whether oral or written, to effect any transaction (including any acquisition or merger) that would require Sellers obtain any additional Third Party Consent or consent, authorization, order or approval of any Governmental Authority that would, in either case, reasonably be expected to prevent or materially delay the ability of the Sellers to complete the transaction contemplated by this Agreement or perform their obligations hereunder.
(p)    To the extent that any Third Party Consent is required under any Contract in connection with the consummation of the transactions contemplated by this Agreement, the Sellers and the Subject Companies shall use their reasonable best efforts to obtain such Third Party Consent on or prior to the Closing Date. Notwithstanding anything to the contrary herein, the Sellers and the Subject Companies shall not agree to any economic concessions (including any fee reduction or waiver, increase in payments or seller commissions, new non-cash compensation arrangement, reimbursement obligation, expense cap or similar offset or arrangement, or any reduction in commitment amount, investment period or fund term), except as set forth on Section 4.3(d) of the Seller Disclosure Letter, without the written consent of Apollo in its sole discretion, which consent shall not be unreasonably withheld, conditioned or delayed.
(q)    The Sellers shall use their commercially reasonable efforts to, as promptly as practicable, enter into the StratCap Waiver, in a form reasonably acceptable to Apollo, with Strategic Capital Companies, LLC and Carter Validus Holdings I, LLC; provided that, if, after exercising commercially reasonably efforts for a period not less than ninety (90) days, the Sellers reasonably determine that they will be unable to obtain the StratCap Waiver, the Sellers will have no further obligation under this Section 4.3(g) to seek the StratCap Waiver.
4.4    Communications; Confidentiality.
(c)    Prior to the Closing, neither the Sellers or their Subsidiaries shall, without the prior written approval of Apollo, make any internal or external communication, statement or announcement (whether to their employees, clients, customers, business partners, equity holders or otherwise) regarding this Agreement or the transactions contemplated hereby, or otherwise disclose any of the contents of this Agreement, unless otherwise required by Applicable Law, in which case the Person making such disclosure shall give prior written notice to Apollo and consider in good faith Apollo’s suggestions with respect thereto.
(d)    The parties shall be bound by and comply with the provisions set forth in the Confidentiality Agreement, the provisions of which are hereby incorporated herein by reference; provided that, effective upon the Closing, Apollo’s obligations under the Confidentiality Agreement shall terminate with respect to information to the extent relating to the Subject Companies and with respect to disclosure relating to the transactions contemplated hereby.
4.5    Supplemental Disclosure.
(c)    No later than the fifth (5th) Business Day after the date hereof, the Sellers shall provide to Apollo an updated version of the Seller Disclosure Letter, including any fact, event, circumstance, occurrence or existence of any condition in existence as of the date of this Agreement that has caused any of the Sellers’ representations or warranties contained in this Agreement to be untrue or inaccurate as of the date of this Agreement (the “Updated Disclosure Letter”). If, but for the disclosure of any of such facts, events, circumstances, occurrences or existence of conditions disclosed in the Updated Disclosure Letter but not disclosed in the Seller Disclosure Letter delivered as of the date hereof (the foregoing, “New Disclosures”), (i) any Fundamental Representation would have been untrue or inaccurate in any respect (with only such exceptions as are de minimis) as of the date of this Agreement, (ii) any representation or warranty described in the second sentence of Section 5.2(a) (read without giving effect to any qualifications or exceptions contained therein regarding materiality, “Material to a Reasonable Investor”, “Material Adverse Effect” or similar qualification, except for references to “Material Contracts”) would have been untrue or inaccurate in any material respect as of the date of this Agreement, or (iii) any other representation or warranty of the Sellers contained in Article II of this Agreement (read without giving effect to any qualifications or exceptions contained therein regarding materiality, “Material to a Reasonable Investor”, “Material Adverse Effect” or similar qualification, except for references to “Material Contracts”) would have been untrue or inaccurate except for such failures to be true and correct that individually or in the aggregate would not be Material to a Reasonable Investor, then Apollo may, at its sole election, either (i) terminate this Agreement by delivering written notice of such termination to the Sellers within three (3) Business Days of receiving the Updated Disclosure Letter, or (ii) not terminate this Agreement, in which case any New Disclosure shall not affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions of the obligations of the parties under this Agreement, including with respect to the Sellers’ indemnification obligations under Section 7.1.
(d)    Each of Apollo and the Sellers shall, prior to the Closing, give prompt notice to the other parties, to the extent it has Knowledge (i) of the occurrence, or failure to occur, of fact, event, circumstance, occurrence or existence of any condition, that has caused or could reasonably be expected to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at any time after the date of this Agreement such that the conditions to closing set forth in Sections 5.2 or 5.3, as applicable, would reasonably be expected not to be met; (ii) of the occurrence of any matter or event, that would, in the case of the Subject Companies, have a Material Adverse Effect, or, in the case of Apollo, prohibit or materially impair the ability of Apollo to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or perform its obligations hereunder or thereunder on a timely basis; (iii) of any failure on its part to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; (iv) of any notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement and (v) of any lawsuit, action or proceeding pending or, to the Knowledge of Apollo or to the Knowledge of the Sellers (as applicable), threatened against the party or the parties relating to the transactions contemplated herein; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that any failure to comply with this Section 4.5 shall not in and of itself constitute a breach or noncompliance of a covenant by such party for purposes of determining the satisfaction of the conditions set forth in Section 5.2(b) or Section 5.3(b) or for purposes of Section 7.1(a)(ii) or Section 7.2(a)(ii). In addition, the Sellers shall provide to Apollo promptly after the filing thereof a true, complete and correct copy of each Governmental Report filed by any Subject Company after the date hereof and prior to the Closing.
4.6    Third Party Proposals. The Sellers shall not, nor shall they permit any of their respective Affiliates, and shall use reasonable best efforts to not permit any of its or their respective Affiliates’ officers, directors, employees, representatives or agents, including any investment banker, attorney or accountant engaged by any of them to, directly or indirectly solicit, encourage or facilitate inquiries or proposals, or enter into any agreement with respect to, or initiate or conduct any negotiations or discussions with any Person (other than Apollo and its Affiliates) concerning, any purchase of all or a significant portion of the assets of any Subject Company or of any capital stock of or other ownership interest in any Subject Companies or any merger or business combination involving any Subject Company (each, an “Acquisition Proposal”), or furnish any information to any Person (other than Apollo and its Affiliates) contacting them or making an inquiry with respect to a potential Acquisition Proposal.
4.7    Financial Statements; Cooperation.
(f)    The Sellers shall promptly deliver to Apollo, within twenty-five (25) days of the end of each month from the date hereof and until the Closing, an unaudited consolidated balance sheet of each of the Acquired Companies, together with the related unaudited consolidated statement of income and changes in members’ equity for the fiscal period then ended, accompanied by a column detailing the assets, liabilities, revenue and expenses of the Excluded RCS Business and a column detailing the revenue and expenses associated with the Marketing/Event Business to be transferred to a Subject Company prior to the Closing.
(g)     The Sellers shall prepare and deliver, or cause to be prepared and delivered, to Purchaser, at Apollo’s expense, each of the following (the “Required Financial Statements”):
(i)    as soon as practicable after the date hereof, the audited combined balance sheet of the Business as held and conducted by the Sellers and their Subsidiaries as of December 31, 2014, and the related audited combined statements of income, cash flows and changes in members’ equity and footnotes for the twelve months ended December 31, 2014; and
(ii)    no later than the Stub Financials Delivery Date, (i) an unaudited balance sheet of the Business as held and conducted by the Sellers and their Subsidiaries as of the Stub Financial Date, and the related unaudited combined statements of income, cash flows and changes in members’ equity and footnotes for the period commencing January 1, 2015 and ending on the Stub Financial Date, and (ii) an unaudited balance sheet of the Business as held and conducted by the Sellers and their Subsidiaries as of the date that is one year prior to the Stub Financial Date, and the related unaudited combined statements of income, cash flows and changes in members’ equity for the period commencing January 1, 2014 and ending on the date that is one year prior to the Stub Financial Date.
The “Stub Financial Date” shall mean June 30, 2015, provided that if the Closing has not occurred by November 6, 2015, then the Stub Financial Date shall mean a quarter end date that occurs no more than one hundred thirty-five (135) days prior to the fourth Business Day after the Closing. The “Stub Financials Delivery Date” means the date that is ninety (90) days following the Stub Financial Date.
(h)    The Required Financial Statements (including the notes thereto) will be prepared from the books and records of the Sellers and their Subsidiaries and present fairly in all material respects the consolidated financial position, consolidated results of the operations and consolidated cash flows of the Business, as applicable, for the periods set forth therein (subject, in the case of financial statements for interim periods, to normal year-end adjustments, which will not be material to the Business, taken as a whole). Prior to the Closing, at Apollo's expense, the Sellers will use their reasonable best efforts to, and will cause the Subject Companies and their respective officers, employees, consultants, counsel, advisors and other representatives (collectively, “representatives”) to use reasonable best efforts to, provide such cooperation and assistance as may be reasonably requested by Apollo (in each case as promptly as reasonably practicable following such request) in connection with preparing any financial statements or other information that will be consolidated with, or otherwise reflected or referenced in, any forms, statements and reports of Apollo filed with or furnished to the SEC. The Sellers agree that none of the information supplied in writing by or their behalf prior to the Closing for use in any Required Financial Statements will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
4.8    Non-Solicitation; Non-Competition.
(h)    During the Restricted Period, each of the Sellers agrees that neither it nor any of its controlled Affiliates shall, without Apollo’s prior written consent, directly or indirectly (including, without limitation, through the Sellers’ or their respective controlled Affiliates’ representatives), solicit or hire for employment (whether as an employee, consultant or temporary employee) any employee of the Subject Companies, except that this paragraph shall not preclude the Sellers or any other person from entering into discussions with or soliciting or hiring any person who (i) responds to any public advertisement or general solicitation, (ii) has left the employ of the Subject Companies or their Affiliates three months prior to commencement of discussions with the soliciting party or (iii) has been terminated by the Subject Companies or their Affiliates.
(i)    During the Restricted Period, each of the Sellers agrees that neither it nor any of its controlled Affiliates shall, without Apollo’s prior written consent, directly or indirectly (including, without limitation, through the Sellers’ or their respective controlled Affiliates’ representatives), solicit, endeavor to entice away from the Subject Companies or their Affiliates, or otherwise directly or indirectly interfere with the relationship of the Subject Companies or any of their Affiliates, with any Person or entity who is as of the Closing Date, or was within the twelve month period preceding the Closing Date, a customer, client (including other broker dealers) or, to the knowledge of the Sellers, a prospective customer or client (including other broker dealers), of the Subject Companies.
(j)    During the Restricted Period, each of the Sellers agrees that neither it nor any of its controlled Affiliates shall, without Apollo’s prior written consent, directly or indirectly, for itself or on behalf of or in conjunction with any Person, whether as an agent, partner, joint venture, investor or otherwise, engage in any Competitive Enterprise; provided that the restrictions contained in this Section 4.8(c) shall not apply to the business conducted by Hatteras Funds, LLC and its Subsidiaries of sponsoring and distributing investment companies and  private investment funds (other than non-traded REITS and BDCs) and shall not apply to StratCap. The restrictions applicable to the Hatteras Funds, LLC pursuant to this section shall terminate following a bona fide sale, transfer or other disposition of all of the capital stock of the applicable entity to an Independent Third Party.
(k)    For purposes of this Agreement:
(iii)    “Competitive Enterprise” means any business or business enterprise that (x) provides wholesale brokerage services, as that term is generally understood in the industry and including without limitation the services provided by the Acquired Companies (including, notwithstanding anything to the contrary in this Agreement, SC Distributors), and (y) raises or sponsors public or private, traded or non-traded investment companies (as defined in the Investment Company Act of 1940 without taking into account any exceptions from that definition); and
(iv)    “Restricted Period” means the period commencing on the Closing Date and ending on the fifth (5th) anniversary thereof.
(l)    Apollo and the Sellers agree that the covenants included in Section 4.8 are, taken as a whole, reasonable in their geographic and temporal coverage and are necessary to protect the goodwill of the businesses of the Subject Companies, and the substantial investment made by Apollo, and the Sellers shall not raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenant, provided, however, that if the provisions of Section 4.8 should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by Applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the minimum extent required by Applicable Law to cure such problem and such provisions shall be enforced with such reforms. Without intending to limit the remedies available to Apollo, the Sellers acknowledge that a breach of any of the covenants contained in this Section 4.8 shall result in material irreparable injury to Apollo and the Subject Companies for which there is no adequate remedy at law, that it shall not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, Apollo shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction, restraining the Sellers and their Subsidiaries from engaging in activities prohibited by this Section 4.8 or such other relief as may be required specifically to enforce any of the covenants in this Section 4.8.
4.9    Termination of Affiliate Agreements. Except as set forth in Section 4.9 of the Seller Disclosure Letter, effective at the Closing, all Affiliate Agreements shall be terminated without any further right, obligation or liability of any Person thereunder.
4.10    Expenses. Except as expressly set forth herein, each party shall bear the fees, costs and expenses of it, its Subsidiaries (including, in the case of the Sellers, the Subject Companies) incurred in connection with the negotiation and preparation of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby (including legal, accounting and financial advisors).
4.11    ARC Transaction. Apollo shall, and shall cause its Affiliates, to use their reasonable best efforts to take or cause to be taken all actions, and promptly do or cause to be done, all things necessary, proper or advisable in order to effectuate the provisions and purposes of the ARC Transaction Agreement and to consummate the transactions contemplated thereby.
4.12    Employee Matters.
(a)    On or prior to the Closing Date, the Sellers shall use their commercially reasonable efforts to transfer, or cause to be transferred, effective as of immediately prior to the Closing Date, the employment of any Employees of the Business (other than Employees of the Subject Companies) to any of the Subject Companies designated in writing by Buyer at least ten (10) business days prior to the Closing Date; provided that the Sellers shall be solely responsible for any severance pay or benefits that becomes due to any such Employees solely as a result of such transfer of employment and any other obligations to such Employee (including any liabilities under any Seller Benefit Plan) for any period of service prior to the date of such transfer. On or prior to the Closing Date, the Sellers shall transfer, or cause to be transferred to Sellers or their Affiliates (other than the Subject Companies) the employment of any Employees any of the Subject Companies primarily engaged in the Excluded RCS Business and any other Employees that Sellers and Apollo mutually agree in writing to allow to be transferred to Sellers effective as of the Closing Date; provided that the Sellers shall be solely responsible for any severance pay or benefits that becomes due to any such Employees solely as a result of such transfer of employment and any other obligations to such Employee (including any liabilities under any Seller Benefit Plan) for any period of service prior to, or after, the date of such transfer.
(b)    As of the Closing, the Acquired Companies shall terminate their participation in each Seller Benefit Plan and in no event shall any Employee be entitled to accrue any benefits under such Seller Benefit Plans with respect to services rendered or compensation paid on or after the Closing Date, except for rights that have vested prior to or at the Closing. Without limiting the foregoing, the Sellers shall retain responsibility for all claims incurred by Employees (and their covered dependents) prior to the Closing under all Seller Benefit Plans. To the extent any of the Acquired Benefit Plans cover employees of Seller and its Affiliates, other than the Employees, the Sellers shall, as of the Closing, assume all liability in respect of such Persons under the applicable Acquired Benefit Plans.
(c)    Apollo shall assume, and Subject Companies shall retain, all liability in respect of vacation accrued by any such individuals in respect of the period ending on the Closing Date, except to the extent any payment in respect of accrued vacation is required by Applicable Law as a result of the transactions contemplated by this Agreement.
(d)    Effective no later than the Closing (but conditioned upon the Closing having occurred), RCAP shall award the Employees the restricted stock awards that Sellers and the Subject Companies have accrued, as of that date, in respect of bonuses for the full 2015 fiscal year.  In addition, prior to the Closing Date, RCAP shall take all action necessary to provide that continued service as an employee of the Sellers and their Affiliates (other than the Subject Companies) after the Closing shall not be a vesting condition of these awards; provided that the transferability of any such RCAP shares (or the RCAP shares that would be delivered upon vesting of any such restricted stock units) shall be restricted until the originally scheduled vesting dates (or the vesting dates that would have been scheduled for such awards absent this Agreement and the transactions contemplated hereby).
(e)    Without limiting the generality of Section 9.7, the provisions of this Section 4.12 are solely for the benefit of the Sellers and Buyer, and no current or former Employee, director or service provider of the Subject Companies or the Business or any other Person shall be regarded for any purpose as a third-party beneficiary of this Section 4.12. In no event shall the terms of this Section 4.12 be deemed to (i) establish, amend, or modify any Employee Benefit Plan (including any Acquired Benefit Plan) or any “employee benefit plan” as defined in Section 3(3) of ERISA or any other benefit plan, program, agreement or arrangement maintained or sponsored by Buyer or any of its Affiliates (including, following the Closing, the Subject Companies); (ii) alter or limit the ability of Buyer or any of its Affiliates (including, following the Closing, the Subject Companies) to amend, modify or terminate any Acquired Benefit Plan, or any other benefit plan, program, agreement or arrangement after the Closing; or (iii) confer upon any current or former Employee, director or other service provider or other Person any right to employment or continued employment or continued service with Buyer or any of its Affiliates (including, following the Closing, the Subject Companies), preclude the ability of Buyer or any of its Affiliates (including, following the Closing, the Subject Companies) to terminate the employment or services of or demote the position of any employee for any reason, or constitute or create an employment agreement with any such Person.
(f)    If, in respect of calendar year ended December 31, 2015, the aggregate cash bonus compensation paid to Existing Employees of the Business (the “Aggregate Cash Bonuses”) is less than $7,026,000, Apollo will pay, or cause to be paid to, RCAP in cash an amount equal to (A) a fraction the numerator of which is the number of days from and after January 1, 2015 through and excluding the Closing Date and the denominator of which is 365, multiplied by (B) the difference between (i) $7,026,000 and the (ii) the Aggregate Cash Bonuses (such amount being hereinafter referred to as the “Bonus True-Up Payment”).  No later than February 15, 2016, Apollo will deliver to RCAP a certificate, duly executed by an authorized officer of Apollo, setting forth a true, complete and accurate list of the cash bonuses paid by the Subject Companies to each Existing Employee of the Business in respect of the calendar year ended December 31, 2015.  If the Aggregate Cash Bonuses set forth on such certificate are less than $7,026,000, Apollo shall, within five (5) days after the delivery of such certificate, pay to RCAP, by wire transfer in immediately available funds, the Bonus True-Up Payment. For purposes of this Agreement, the “Existing Employee of the Business” means an employee of the Business in respect of which an accrued bonus was taken into account in the calculation of Closing Regulatory Capital and Closing Net Working Capital.
4.13    Pre-Closing Restructuring Actions. As promptly as practicable after the date hereof (and in any event, prior to the Closing), the Sellers shall, at the Sellers’ expense, cause the actions and transactions described in Section 4.13 of the Seller Disclosure Letter (the “Pre-Closing Restructuring Actions”) to be implemented as set forth therein, and shall indemnify Apollo and its Affiliates (including, from and after the Closing, the Subject Companies) from any liability or obligation arising in connection with such actions or transactions.
4.14    Separation and Transition Matters; Commingled Contracts.
(c)    RCAP-ARC-Newco Transition Services Agreement. Promptly following the date hereof, the Sellers shall, and shall cause their relevant Subsidiaries to, negotiate in good faith with ARC and Newco and use reasonable best efforts to agree upon and finalize the RCAP-ARC-Newco Transition Services Agreement prior to the Closing.
(d)    Transition Planning. By no later than ten (10) days after the date hereof, the Sellers, the Acquired Companies and Apollo shall, in cooperation with ARC and Newco, in accordance with their obligations pursuant to Section 4.16(b) of the ARC Transaction Agreement, appoint a transition team to cooperate in good faith to develop, and such transition team shall develop, a plan for the separations described in Section 4.14(c) and Section 4.14(d) so as to minimize the adverse impact of such separation on the businesses of each.
(e)    Separation of SC IT Systems and Retained Seller IT Systems. As soon as practicable after the date hereof, the Sellers shall, and shall cause their Subsidiaries to, at the Sellers’ expense, in compliance with Applicable Law, separate logically and physically the SC IT Systems from the Retained Seller IT Systems in such a manner that the Retained Seller IT Systems are not accessible to the Subject Companies and the SC IT Systems are not accessible to the Sellers or their Subsidiaries (other than the Subject Companies), except as and to the extent such access is necessary for the provision or receipt of services pursuant to the Ancillary Agreements or as otherwise set forth herein, and, in undertaking such separation, shall take all commercially reasonable precautions necessary to safeguard the confidentiality of any confidential information (including all data) of the Business.
(f)    Separation of Newco IT Systems and Retained Seller IT Systems. As soon as practicable after the date hereof, the Sellers shall, and shall cause their Subsidiaries to, in cooperation with ARC and Newco in accordance with their obligations pursuant to Section 4.16(d) of the ARC Transaction Agreement, at the Sellers’ expense, in compliance with Applicable Law, separate logically and physically the Newco IT Systems from the Retained Seller IT Systems in such a manner that the Retained Seller IT Systems are not accessible to Newco and its Subsidiaries, and the Newco IT Systems are not accessible to the Sellers or any of their Subsidiaries (other than Newco and its Subsidiaries), except as and to the extent such access is necessary for the provision or receipt of services pursuant to the Ancillary Agreements (as such term is defined in each of this Agreement and the ARC Transaction Agreement) or as otherwise set forth herein, and, in undertaking such separation, shall take all commercially reasonable precautions necessary to safeguard the confidentiality of any confidential information (including all data) of the Business.
(g)    Internal RCAP Commingled Contracts. Promptly after the date hereof, the Sellers shall, and shall cause each of their Subsidiaries to, use commercially reasonable efforts to identify all Internal RCAP Commingled Contracts, provide a schedule of such identified Internal RCAP Commingled Contracts to Apollo, and supplement such schedule from time to time after the initial delivery thereof if additional Internal RCAP Commingled Contracts are subsequently identified. Upon Apollo’s request, with respect to any Internal RCAP Commingled Contract, the Sellers, the Subject Companies and Apollo shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to (i) cause the counterparty to any such Internal RCAP Commingled Contract to enter into a new contract with Apollo or its designee, on terms substantially similar to those contained in such Internal RCAP Commingled Contract including with respect to pricing, in order for the Business to receive the applicable benefits under such Internal RCAP Commingled Contract (each such new contract, a “New Business Contract”), or (ii) if practicable, assign to Apollo or its designee the benefits and obligations under such Internal RCAP Commingled Contract as they relate to the Business. If the Sellers, the Subject Companies and Apollo and their respective Subsidiaries are not able to obtain a New Business Contract with a counterparty to any such Internal RCAP Commingled Contract or assign such Internal RCAP Commingled Contract prior to the Closing, then (x) the Sellers, the Subject Companies, and Apollo and their respective Subsidiaries shall continue, following the Closing, to use commercially reasonable efforts to cause such counterparty to enter into a New Business Contract or assign to Apollo or its designee the benefits and obligations under such Internal RCAP Commingled Contract as they relate to the Business, and (y) until such time as a New Business Contract is executed or an Internal RCAP Commingled Contract is so assigned, the Sellers, the Subject Companies and Apollo shall use and shall cause their respective Subsidiaries to use commercially reasonable efforts to secure an alternative arrangement reasonably satisfactory to both parties under which the Business would, in compliance with Applicable Law, obtain the benefits associated with the applicable Internal RCAP Commingled Contract such that the Business would be placed in a substantially similar position as if a New Business Contract were executed. All fees, costs and expenses incurred under or in connection with this Section 4.14(e) shall be borne by the Sellers (other than the fees charged in the ordinary course of performance under any New Business Contract, which shall be borne by Apollo and its Affiliates).
(h)    Newco/RCAP Commingled Contracts. Promptly after the date hereof, (a) the Sellers shall, and shall cause each of their Subsidiaries to, in cooperation with ARC and Newco in accordance with their obligations pursuant to Section 4.16(e) of the ARC Transaction Agreement, use commercially reasonable efforts to identify all Newco/RCAP Commingled Contracts, provide a schedule of such identified Newco/RCAP Commingled Contracts to Apollo, and supplement such schedule from time to time after the initial delivery thereof if additional Newco/RCAP Commingled Contracts are subsequently identified by either the Sellers or ARC, and (b) the Sellers, the Acquired Companies and Apollo shall, and shall cause their respective Subsidiaries to, together with ARC and Newco in accordance with their obligations pursuant to Section 4.16 of the ARC Transaction Agreement, cooperate in good faith to agree upon and execute, for each Newco/RCAP Commingled Contract, a treatment of such Newco/RCAP Commingled Contract that is reasonably acceptable to Apollo, the Sellers, the Acquired Companies, Newco, and ARC, which may include (i) using commercially reasonable efforts to cause the counterparty to such Newco/RCAP Commingled Contract to enter into a new contract with the Sellers or Newco, or a designee of any of them, on terms substantially similar to those contained in such Newco/RCAP Commingled Contract including with respect to pricing, in order for the applicable business of any of them to receive the applicable benefits under such Newco/RCAP Commingled Contract (each such new contract, a “New Contract”), (ii) if practicable, assigning to the Sellers or Newco, or a designee of either of them, the benefits and obligations under such Newco/RCAP Commingled Contract as they relate to the applicable business of any of them, or (iii) if the Sellers, the Acquired Companies, Apollo, ARC and Newco and their respective Subsidiaries are not able to obtain a New Contract with a counterparty to any such Newco/RCAP Commingled Contract or assign such Newco/RCAP Commingled Contract, securing an alternative arrangement reasonably satisfactory to each of Apollo, the Sellers, the Acquired Companies, Newco, and ARC under which the applicable business of the Sellers or Newco, as the case may be, would, in compliance with Applicable Law, obtain the benefits associated with the applicable Newco/RCAP Commingled Contract such that such business would be placed in a substantially similar position as if a New Contract were executed. All fees, costs and expenses incurred under or in connection with this Section 4.14(f) shall be borne by ARC (in accordance with its obligations pursuant to Section 4.16 of the ARC Transaction Agreement) and the Sellers (other than the fees charged in the ordinary course of performance under any New Contract, which shall be borne by the party to such contract).
4.15    Intellectual Property Cross-License
(a)    From the Sellers to Apollo. Subject to compliance with the terms and conditions hereof, and effective as of the Closing, each Seller, on behalf of itself and its Subsidiaries (other than the Subject Companies), hereby grants to Apollo and its Affiliates (whether in existence as of the date hereof or at any time in the future, including the Subject Companies) a non-exclusive, worldwide, perpetual, irrevocable, non-transferable (except in connection with a merger or reorganization of, or sale of all or substantially all of the assets of, one or more businesses of such party to which the license set forth in this Section 4.15(a) relates), sublicensable, paid-up and royalty-free right and license to use and practice (i) the Sellers Licensed IP Rights solely in connection with the Business, as conducted as of the Closing Date, and any natural or reasonably foreseeable expansions thereof, and (ii) the SCORE Technology solely in connection with the Business and any natural or reasonably foreseeable expansions thereof. Apollo shall, and shall cause its Affiliates and sublicensees to, use commercially reasonable care to maintain and protect the Trade Secrets included in the Sellers Licensed IP Rights.
(b)    From Apollo to the Sellers. Subject to compliance with the terms and conditions hereof, and effective as of the Closing, Apollo, on behalf of the Subject Companies, hereby grants to the Sellers and their Subsidiaries a non-exclusive, worldwide, perpetual, irrevocable, non-transferable (except in connection with a merger or reorganization of, or sale of all or substantially all of the assets of, one or more businesses of such party to which the license set forth in this Section 4.15(b) relates), sublicensable, paid-up and royalty-free right and license to use and practice the Subject Companies’ Licensed IP Rights solely in connection with the Retained Business, as conducted as of the Closing Date, and any natural or reasonably foreseeable expansions thereof. Each Seller shall, and shall cause its Subsidiaries and sublicensees to, use commercially reasonable care to maintain and protect the Trade Secrets included in the Subject Companies’ Licensed IP Rights.
4.16    Use of Seller Marks.
(a)    Promptly after the date hereof, the Sellers shall, and shall cause each of their Subsidiaries to, use commercially reasonable efforts to expressly identify all Seller Marks, provide a schedule of such identified Seller Marks to Apollo, and supplement such schedule from time to time after the initial delivery thereof if additional Seller Trademarks are subsequently identified.
(b)    Subject to compliance with the terms and conditions hereof, including in Section 4.16(c) and effective as of the Closing, each Seller, on behalf of itself and its Subsidiaries, hereby grants to Apollo and its Affiliates a limited, non-exclusive, non-transferable, non-sublicensable, paid-up and royalty-free right and license for a period of twenty-four (24) months following the Closing Date to use the Seller Marks (not including domain names, subdomains, vanity URLs, or social media user names) in connection with the conduct of the Business, solely in the manner in which the Seller Marks were used in the Business as of the Closing Date. Seller shall, for one (1) year following the Closing Date, either (i) redirect all visitors to any domain names used solely in the Business prior to Closing that incorporate Seller Marks in such domain names (collectively, the “Redirected Domain Names”) to a domain name of Apollo’s or its applicable Affiliate’s choosing, other than a domain name that includes any Seller Marks in such domain name, or (ii) display a Separation Notice on the home page of any domains that were used in both the Business and the Retained Business prior to Closing and identified by domain names incorporating Seller Marks.
(c)    Subject to Section 4.16(d), notwithstanding the license contained in Section 4.16(b), Apollo shall, and shall cause its controlled Affiliates to, use commercially reasonable efforts to transition the businesses of the Subject Companies from use of the Seller Marks as promptly as practicable following the Closing. Promptly upon the expiration of the twenty-four (24) month period set forth in Section 4.16(b), Apollo shall, and shall cause its controlled Affiliates to, cease any and all use of the Seller Marks and destroy and dispose of all advertising, marketing, sales and promotional materials in their possession bearing any Seller Marks (other than materials retained for internal purposes or archived). Notwithstanding the foregoing, nothing in this Agreement shall prohibit Apollo and its controlled Affiliates from referencing the Seller Marks to make accurate statements (written or oral) about the activities and history of the Subject Companies, including in regulatory filings and circulations to prospective acquirors or financing sources.
(d)    Notwithstanding the foregoing Sections 4.16(b) and (c), from and after the date hereof until such date that is five (5) years after the Closing Date, to the extent Apollo identifies any Seller Trademarks that are necessary for the operation of the Business, as operated as of the Closing, then Seller and Apollo shall negotiate in good faith a perpetual, royalty-free, non-transferrable (except in connection with a merger or reorganization of, or sale of all or substantially all of the assets of, one or more businesses of such party to which such license relates), fully paid-up license to such Seller Marks.
4.17    Transition Services.
(e)    RCAP shall provide, or cause to be provided, to Apollo and the Subject Companies, for a period of nine (9) months, with an option for Apollo to extend up to an additional three (3) months (for a total of twelve (12) months) following the Closing (or such other period as may be mutually agreed by RCAP and Apollo), any such services as may be requested by Apollo or any Subject Company that were provided by RCAP or any of its Subsidiaries to any Subject Company at any time during the twelve-month period prior to the Closing and that are reasonably necessary for the continued operation of such Subject Company consistent with its operation during such period (any such service, a “Transition Service”). RCAP agrees that the manner in which, and the degree of care with which, RCAP provides, or causes to be provided, Transition Services hereunder shall be substantially consistent with the manner in which, and the degree of care with which, RCAP provided, or caused to be provided, the Transition Services for the Subject Companies during the twelve-month period prior to the Closing (with appropriate modifications to the manner in which the Transition Services are provided to reflect that the Subject Companies shall no longer be owned by the Sellers).
(f)    The amount charged by RCAP for any such Transition Service shall equal RCAP’s actual cost of providing such Transition Service, which shall, (i) in the case of any Transition Service provided through a third party provider (but only to the extent such third party provider provided such Transition Service to such Subject Company prior to the Closing or is otherwise approved in writing by Apollo), be the out-of-pocket cost to RCAP of providing such Transition Service, and (b) shall the actual cost to RCAP of providing such service to such Subject Company on a fully allocated basis. RCAP or the Subject Company receiving such Transition Service shall be entitled to deduct and withhold, or cause to be deducted and withheld, from all amounts payable pursuant to this Section 4.17(b) such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any other provision of federal, provincial, state, local or foreign Tax law.
(g)    The Sellers shall be responsible for obtaining and maintaining any governmental or third party licenses or consents required for the provision of any service, and shall bear all costs of obtaining or maintaining such licenses or consents.
(h)    The Sellers shall maintain in confidence and shall not use or permit to be used (other than in the provision of the Transition Services) any information of the Business or Apollo or the Subject Companies received or obtained by the Sellers in the course of providing Transition Services hereunder. The Sellers shall use the standard of care consistent with their current practice to prevent the unauthorized use, dissemination or disclosure of any such information.
4.18    Release. Effective upon the Closing, each of the Sellers (on behalf of itself and on behalf of its Subsidiaries (other than the Subject Companies)) hereby irrevocably waives, releases and discharges Apollo and each of its Affiliates (including, from and after the Closing, the Subject Companies and Newco and its Subsidiaries) from any and all liabilities and obligations to it or its Subsidiaries of any kind or nature whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding (other than this Agreement and any Ancillary Agreements executed and delivered in connection herewith), any right of contribution or indemnification or otherwise at law or in equity, and each of the Sellers (on its behalf and on behalf of its Subsidiaries (other than the Subject Companies)) agrees that it shall not seek to recover any amounts in connection therewith or thereunder from Apollo and each of its Affiliates (including, from and after the Closing, the Subject Companies and Newco and its Subsidiaries); provided, that the waivers contained in this Section 4.18 shall not apply to claims asserted pursuant to this Agreement or any Ancillary Agreement, but such claims shall remain subject to the limitations set forth elsewhere in this Agreement, including Article VII. For the avoidance of doubt, ARC shall not be deemed an Affiliate of Apollo for purposes of this Section 4.18.
4.19    Further Assurances. Each party shall cooperate with the others, and execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and take all such other actions as such party may reasonably be requested to take by the other parties hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.
ARTICLE V
CONDITIONS TO THE CLOSING
5.1    Mutual Conditions. The respective obligations of Apollo, RCAP and RCS Holdings to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver in writing by the parties hereto) as of the Closing of the following condition:
(a)    No Injunction. There shall be no (i) injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction in effect that restrains or prohibits the consummation of the transactions contemplated hereby or (ii) pending action, suit or proceeding brought by any Governmental Authority which seeks to restrain the consummation of the transactions contemplated hereby.
5.2    Additional Conditions to the Obligations of Apollo. The obligations of Apollo to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver in writing by Apollo) as of the Closing of each of the following additional conditions:
(b)    Representations and Warranties of the Sellers. The representations and warranties of the Sellers contained in Sections 2.1, 2.2, 2.5, and 2.23 (such representations and warranties, the “Fundamental Representations”) shall be true and correct in all respects (with only such exceptions as are de minimis) as of the Closing Date as though made at and as of the Closing Date, except to the extent that any representation and warranty is made as of a specified date other than the Closing Date, in which case such representation and warranty shall be true and correct in all respects (with only such exceptions as are de minimis) as of such specified date. The representations and warranties of the Sellers contained in Sections 2.7(a), 2.7(b), 2.8(a), 2.8(b), 2.12(b) and the first two sentences of Section 2.14(a) (with respect to any Contract of a type described in clause (ii), (iii), (iv), (v), (vi), (vii), (viii) or (ix)) (in each case, read without giving effect to any qualifications or exceptions contained therein regarding materiality, “Material to a Reasonable Investor”, “Material Adverse Effect” or similar qualification, except for references to “Material Contracts”) shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date, except to the extent that any representation and warranty is made as of a specified date other than the Closing Date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date. Other than the Fundamental Representations and the representations and warranties set forth in the prior sentence, the representations and warranties of the Sellers contained in Article II of this Agreement (read without giving effect to any qualifications or exceptions contained therein regarding materiality, “Material to a Reasonable Investor”, “Material Adverse Effect” or similar qualification, except for references to “Material Contracts”) shall be true and correct as of the Closing Date as though made at and as of the Closing Date, except to the extent that any representation and warranty is made as of a specified date other than the Closing Date, in which case such representation and warranty shall be true and correct as of such specified date and except, in each case, for such failures to be true and correct that individually or in the aggregate would be Material to a Reasonable Investor.
(c)    Performance of Seller Covenants. Each of the Sellers shall have performed and complied with in all material respects all covenants contained in this Agreement to be performed or complied with by it prior to or at the Closing.
(d)    No Material Adverse Effect. Since the date hereof, there shall not have occurred a Material Adverse Effect.
(e)    Officer’s Certificate. Apollo shall have received a certificate, dated as of the Closing Date, executed by a senior officer of RCAP on behalf of each of the Sellers, to the effect that the conditions specified in paragraphs (a), (b) and (c) have been fulfilled.
(f)    Ancillary Agreements. Each of the Sellers shall have delivered to Apollo each of the Ancillary Agreements to which it or any of its Affiliates is a party.
(g)    Services Termination Agreement. The Services Termination Agreement shall have become and shall remain effective in the form provided to Apollo prior to the date hereof.
(h)    Material Consents. The Sellers shall have received the Consents set forth in Section 5.2(g) of the Seller Disclosure Letter.
(i)    Material Proceedings. Since the date hereof, there has been no (i) new Proceeding instituted by a Governmental Authority or claim filed in state or federal court by any Person against any Subject Company, in each case alleging actions, occurrences or omissions, or (ii) new development in any Proceeding set forth in Section 2.7(a)(i) or Section 2.7(a)(ii) of the Seller Disclosure Letter, in each case for clause (i) and (ii), that would, individually or in the aggregate, reasonably be expected to be materially adverse to the Business or the Subject Companies, taken as a whole.
(j)    FINRA Approval. The FINRA Approval shall have been obtained and shall not have been withdrawn, and FINRA has not imposed any FINRA Burdensome Condition for which indemnification pursuant to Article VII would be an inadequate remedy. Notwithstanding the foregoing, Apollo has the right but not the obligation to waive the condition to Closing relating to the receipt of FINRA Approval if (i) at least 35 days have passed since the FINRA Notice was submitted, (ii) all of the other conditions to closing set forth in Article V (subject to the satisfaction or waiver of those conditions that by their terms are to be satisfied by actions taken at the Closing) have been satisfied or waived, and (iii) FINRA has not denied the FINRA Approval or advised that the parties are prohibited from consummating the closing. In the event that Apollo exercises the right set forth in the prior sentence, Sellers shall have the obligation to proceed to Closing on the time frame established by Apollo in its reasonable discretion.
(k)    ARC Transaction. The conditions set forth in Article V of the ARC Transaction Agreement shall have been satisfied or waived and the closing under the ARC Transaction Agreement shall have occurred.
(l)    External Wholesalers. RCS shall continue to employ at least fifty-two (52) of the external wholesalers employed by it as of the date of this Agreement.
5.3    Additional Conditions to the Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver in writing by RCAP) as of the Closing of each of the following additional conditions:
(a)    Representations and Warranties. The representations and warranties of Apollo contained in Sections 3.1, 3.2 and 3.7 shall be true and correct in all respects (with only such exceptions as are de minimis) as of the Closing Date as though made at and as of the Closing Date, except to the extent that any representation and warranty is made as of a specified date other than the Closing Date, in which case such representation and warranty shall be true and correct in all respects (with only such exceptions as are de minimis) as of such specified date. Other than the representations and warranties referred to in the immediately preceding sentence, the representations and warranties of Apollo contained in Article III of this Agreement (read without giving effect to any qualifications or exceptions contained therein regarding materiality or similar qualification) shall be true and correct as of the Closing Date as though made at and as of the Closing Date, except to the extent that any representation and warranty is made as of a specified date other than the Closing Date, in which case such representation and warranty shall be true and correct as of such specified date and except, in each case, for such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the ability of Apollo to complete the transactions contemplated by this Agreement or to perform its obligations hereunder
(b)    Performance of Covenants. Apollo shall have performed and complied with in all material respects all covenants contained in this Agreement to be performed or complied with it prior to or at the Closing.
(c)    Certificate. RCAP shall have received a certificate, dated as of the Closing Date, executed by Apollo, to the effect that the conditions specified in paragraphs (a) and (b) above have been fulfilled.
(d)    Ancillary Agreements. Apollo shall have delivered to RCAP each of the Ancillary Agreements to which it or any of its Affiliates is a party.
(e)    Services Termination Agreement. The Services Termination Agreement shall have become and shall remain effective in the form provided to Apollo prior to the date hereof.
(f)    FINRA Approval. The FINRA Approval shall have been obtained and shall not have been withdrawn; provided, however, that this condition shall not apply if Apollo has exercised its right under the second sentence of Section 5.2(i).
(g)    Investment Agreement. RCAP shall have received the proceeds of the equity investments to be made pursuant to (i) the Investment Agreement, dated as of the date hereof, between RCAP and Apollo, and (ii) the Investment Agreement, dated as of the date hereof, between RCAP and Luxor and certain of its Affiliates.
ARTICLE VI
TERMINATION
6.1    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:
(m)    by mutual written consent of RCAP and Apollo;
(n)    by (i) Apollo upon written notice to RCAP at any time following the termination of the ARC Transaction Agreement provided that Apollo may not terminate this Agreement if such termination of the ARC Transaction Agreement was the result of any willful and material breach by Apollo or any of its Affiliates of any of their respective representations or warranties or any of their respective covenants or agreements contained in the ARC Transaction Agreement or (ii) RCAP upon written notice to Apollo at any time following the termination of the ARC Transaction Agreement, provided that RCAP may not terminate this Agreement if Apollo waives the condition set forth in Section 5.2(j) within ten (10) Business Days following the termination of the ARC Transaction Agreement;
(o)    by RCAP or Apollo upon written notice to the other parties in the event that any Governmental Authority (including any court of competent jurisdiction) shall have issued an order, decree or ruling or taken any other official action enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 6.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the occurrence of such order, decree, ruling or other action.
(p)    by RCAP, if there shall be a breach by Apollo of any representation or warranty or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 5.3(a) or (b) and which breach cannot be cured or has not been cured within 30 calendar days after the giving of written notice to Apollo of such breach; provided that RCAP shall not have the right to terminate this Agreement pursuant to this Section 6.1(d) if it is then in breach of any of its covenants set forth in this Agreement that would result in the closing conditions set forth in Section 5.2 (other than those conditions which by their terms cannot be satisfied until the Closing) not being satisfied.
(q)    by Apollo, if there shall be a breach by any of the Sellers of any representation or warranty or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 5.2(a) or (b) and which breach cannot be cured or has not been cured within 30 calendar days after the giving of written notice to such Seller of such breach; provided that Apollo shall not have the right to terminate this Agreement pursuant to this Section 6.1(e) if it is then in breach of any of its covenants set forth in this Agreement that would result in the closing conditions set forth in Section 5.3 (other than those conditions which by their terms cannot be satisfied until the Closing) not being satisfied; or
(r)    by RCAP or Apollo upon written notice given to the other parties in the event that the Closing shall not have taken place on or before June 30, 2016 (the “Outside Date”), unless such party has breached any covenant or agreement hereunder and such breach has resulted in the failure of the Closing to occur on or prior to the Outside Date.
6.2    Effect of Termination.
(e)    In the event of the termination of this Agreement as provided above, this Agreement (other than this Section 6.2) shall become void and of no further force and effect, and there shall be no duties, liabilities or obligations of any kind or nature whatsoever on the part of any party hereto to the other parties based either upon this Agreement or the transactions contemplated hereby, provided that (a) no such termination (nor any provision of this Agreement) shall relieve any party from liability for any damages for actual and intentional fraud or any willful and material breach of any covenant hereunder prior to such termination and (b) the obligations of the parties referred to in the first sentence of Section 4.2(b), Section 4.4, Section 4.10, this Section 6.2 and Article IX shall continue to apply following any such termination of this Agreement. For purposes of this Agreement, “willful and material breach” means a material breach of any covenant set forth in this Agreement that is a consequence of an act or failure to act by or on behalf of the breaching party with knowledge that the taking of such act or failure to take such act would, or would reasonably be expected or likely to, result in a breach of this Agreement.
ARTICLE VII
INDEMNIFICATION
7.1    Indemnification by the Sellers.
(f)    From and after the Closing, subject to the other provisions of this Article VII, the Sellers shall jointly and severally indemnify Apollo and its officers, directors, employees and Affiliates (collectively, the “Indemnified Apollo Parties”), and hold each of them harmless from and against, any and all actions, suits, proceedings, demands, assessments, judgments, claims, liabilities, losses (including losses arising from the diminution of value), costs, damages, expenses, interest or penalties, and reasonable attorneys’ fees, expenses and disbursements, whether or not resulting from a Third Party Claim (collectively, “Damages”), suffered, paid or incurred by such Indemnified Apollo Party arising out of, resulting from or caused by: (i) any breach of any of the representations and warranties (read without giving effect to any qualifications regarding materiality, Material Adverse Effect or similar qualifications other than with respect to the representations in Section 2.6 and Section 2.9(a)) made by the Sellers in Article II, or in any certificate or other document delivered in connection with this Agreement, as if such representation or warranty was made as of the Closing (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, in which case as of such date or dates), (ii) any breach by a Seller of any covenant or agreement of such Seller contained in this Agreement, (iii) any matter described in Section 7.1(a)(iii) of the Seller Disclosure Letter, (iv) the Excluded RCS Business or any other businesses operated or conducted by the Sellers and its Subsidiaries (other than the Subject Companies), (v) any matter described in Section 7.1(a)(v) of the Seller Disclosure Letter, (vi) the Pre-Closing Restructuring Actions, (vii) any FINRA Burdensome Condition (provided, however, that the obligation to indemnify for any FINRA Burdensome Condition shall not apply if Apollo has exercised its right under the second sentence of Section 5.2(i)), and (viii) any New Disclosure that would entitle Apollo to terminate the Agreement pursuant to Section 4.5.
(g)    Notwithstanding anything to the contrary contained in this Section 7.1, except with respect to actual fraud or breaches of Fundamental Representations (and, for the avoidance of doubt, Section 2.11, the indemnification for which shall be governed under Article VIII), as to which the limitations in this Section 7.1(b) shall not apply, the Indemnified Apollo Parties shall be entitled to indemnification for breaches of representations and warranties pursuant to Section 7.1(a)(i):
(i)    only if, and then only to the extent that, the aggregate Damages to all Indemnified Apollo Parties (without duplication), with respect to all claims for indemnification pursuant to Section 7.1(a)(i), exceed $500,000 (the “Deductible”), whereupon (subject to the provisions of clause (ii) below) the Sellers shall be obligated to pay in full all such amounts but only to the extent such aggregate Damages are in excess of the amount of the Deductible; and
(ii)    only with respect to claims for indemnification in respect of which notice of the inaccuracy or breach giving rise to such claim shall have been given to RCAP on or before the date that is eighteen (18) months after the Closing Date (other than claims for indemnification arising from a breach of any Fundamental Representation, which must be asserted by the Indemnified Apollo Parties not later than sixty days following the expiration of the relevant statute of limitations).
In addition, the Sellers shall not be liable for indemnification pursuant to Section 7.1(a)(i) with respect to any Damages suffered, paid or incurred by an Indemnified Apollo Party of less than $20,000 (a “De Minimis Damage”), and all De Minimis Damages shall be disregarded for purposes of the Deductible (it being understood and agreed that in the event any Damage is greater than the threshold for a De Minimis Loss, no portion of such Damage shall be disregarded pursuant to this sentence.
(h)    Notwithstanding anything to the contrary contained in this Section 7.1, the Indemnified Apollo Parties shall be entitled to indemnification pursuant to Section 7.1(a)(iii) only if, and then only to the extent that, the aggregate Damages to all Indemnified Apollo Parties (without duplication), with respect to all claims for indemnification pursuant to Section 7.1(a)(iii), exceed $1,000,000, whereupon the Sellers shall be obligated to pay in full all such amounts but only to the extent such aggregate Damages are in excess of $1,000,000.
7.2    Indemnification by Apollo.
(e)    From and after the Closing Date, subject to the other provisions of this Article VII, Apollo shall indemnify the Sellers and their respective officers, directors, employees and Affiliates (collectively, the “Indemnified RCS Parties”) and to hold each of them harmless from and against any and all Damages suffered, paid or incurred by such Indemnified RCS Party arising out of, resulting from or caused by: (i) any breach of any of the representations and warranties made by Apollo in Article III as if such representation or warranty was made as of the Closing (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, in which case as of such date or dates); or (ii) any breach by Apollo of any covenant or agreement of Apollo contained in this Agreement.
(f)    Notwithstanding anything to the contrary contained in this Section 7.2, except with respect to actual fraud or breaches of representations and warranties contained in Sections 3.1, 3.2, 3.7 and 3.8 as to which the limitations of this Section 7.2(b) shall not apply, the Indemnified RCS Parties shall be entitled to indemnification pursuant to Section 7.2(a)(i):
(iii)    only if, and then only to the extent that, the aggregate Damages to all Indemnified RCS Parties (without duplication), with respect to all claims for indemnification pursuant to Section 7.2(a)(i), exceed the amount of the Deductible, whereupon (subject to the provisions of clause (ii) below) Apollo shall be obligated to pay in full all such amounts but only to the extent such aggregate Damages are in excess of the amount of the Deductible; and
(iv)    only with respect to claims for indemnification in respect of which notice of the inaccuracy or breach giving rise to such claim shall have been given to Apollo on or before the date that is eighteen (18) months after the Closing Date.
In addition, Apollo shall not be liable for indemnification pursuant to Section 7.2(a)(i) with respect to any De Minimis Damages suffered, paid or incurred by an Indemnified RCS Party, and all De Minimis Damages shall be disregarded for purposes of the Deductible (it being understood and agreed that in the event any Damage is greater than the threshold for a De Minimis Loss, no portion of such Damage shall be disregarded pursuant to this sentence.
7.3    Indemnification Procedures.
(d)    If an Indemnified Apollo Party or an Indemnified RCS Party (each, an “Indemnified Party”) believes that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under this Article VII (whether or not the amount of Damages relating thereto is then quantifiable), such Indemnified Party shall assert its claim for indemnification by giving written notice thereof (a “Claim Notice”) to RCAP (if indemnification is sought from a Seller (an “Indemnifying RCS Party”)) or to Apollo (if indemnification is sought from Apollo (an “Indemnifying Apollo Party”)) (in either such case, the “Indemnifying Party”) (i) if the event or occurrence giving rise to such claim for indemnification is, or relates to, a claim, suit, action or proceeding brought by a Person not a party to this Agreement or affiliated with any such party (a “Third Party Claim”), promptly and in any event no later than thirty (30) days after it has received notice of such claim, suit, action or proceeding by such Indemnified Party, or (ii) if the event or occurrence giving rise to such claim for indemnification is not, or does not relate to, a Third Party Claim, promptly after the discovery by the Indemnified Party of the circumstances giving rise to such claim for indemnity; provided, however, that any failure or delay in providing such notice shall not release the Indemnifying Party from any of its obligations under this Article VII except to the extent the Indemnifying Party is actually prejudiced by such failure or delay. Each Claim Notice shall describe the claim in reasonable detail based on information available at the time.
(e)    If any claim or demand by an Indemnified Party under this Article VII relates to a Third Party Claim, the Indemnifying Party may elect to assume, conduct and control the defense of the Indemnified Party against such Third Party Claim (including using counsel of the Indemnifying Party's choosing). The Indemnified Party may participate at its own expense, with counsel of its choosing, in the defense of such Third-Party Claim although such Third-Party Claim shall be controlled by the Indemnifying Party. Until the Indemnifying Party has assumed the defense of the Indemnified Party against such Third Party Claim, the Indemnified Party may defend such Third Party Claim but in no event shall the Indemnified Party negotiate a settlement or a compromise of such Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed), and if such Indemnifying Party provides such prior written consent, any such settlement or compromise by the Indemnified Party and the Indemnified Party’s reasonable costs and expenses arising out of such defense, settlement or compromise of such Third Party Claim shall be Damages subject to indemnification hereunder to the extent provided herein. Except with the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), the Indemnifying Party shall not settle or otherwise compromise or pay such Third Party Claim; provided that any such settlement or compromise shall be permitted hereunder without the written consent of the Indemnified Party if such settlement or compromise (w) involves only money damages paid by or on behalf of the Indemnifying Party, (x) does not encumber any of the assets of any Indemnified Party or its Affiliates or include any restriction or condition that would apply to or adversely affect any Indemnified Party or any of its Affiliates or the conduct of any Indemnified Party’s or its Affiliates’ business, (y) includes a complete release by such Third Party of such Indemnified Party and (z) does not include any admission of wrongdoing or misconduct by such Indemnified Party.
(f)    Each Indemnified Party shall make available to the Indemnifying Party all information and documents in its possession or reasonably available to such Indemnified Party relating to such action or claim which is not confidential or proprietary in nature or which is made available under the terms of a confidentiality agreement or is delivered or obtained under appropriate protective orders reasonably satisfactory to such party, together with all pertinent information regarding the amount of the Damages that it asserts it has sustained or incurred. In addition, the parties shall render to each other such assistance as may reasonably be requested in order to help ensure the proper and adequate defense of any such action or claim. The party in charge of the defense shall keep the other parties reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.
7.4    General.
(i)    The aggregate amount which the Sellers are or may be required to pay pursuant to Section 7.1(a)(i), 7.1(a)(ii) and 7.1(a)(vii) shall not exceed fifty percent (50%) of the Purchase Price, and the aggregate amount which Apollo is or may be required to pay pursuant to Section 7.2(a)(i) and 7.2(a)(ii) shall not exceed fifty percent (50%) of the Purchase Price.
(j)    Notwithstanding anything herein to the contrary, no Indemnifying Party shall be liable for any Damages that are not reasonably foreseeable, that are speculative, that are based on reputational damage to Apollo or any of its Affiliates (including the Subject Companies), or that constitute punitive or other exemplary Damages, except to the extent that such Damages have been awarded to a Third Party against an Indemnified Party.
(k)    The amount which the Indemnifying Party is or may be required to pay to any Indemnified Party pursuant to this Article VII shall be reduced (retroactively, if necessary) by any insurance proceeds, indemnification from other sources or other amounts actually recovered by or on behalf of such Indemnified Party in reduction of the related Damages, net of any deductibles or other similar expenses incurred in connection therewith, it being understood and agreed that an Indemnified Party shall use commercially reasonable efforts to seek recovery under any applicable insurance policies, other contracts or arrangements that provide for indemnification or from other sources that may provide recovery for such Damages. If an Indemnified Party shall have received payment from the Indemnifying Party in respect of Damages and shall subsequently receive insurance or indemnification proceeds or other amounts in respect of such Damages, then such Indemnified Party shall promptly repay to the Indemnifying Party a sum equal to the amount of such net insurance or indemnification proceeds or other net amounts actually received. The Indemnifying Party shall be subrogated to any right of action which the Indemnified Party may have against any other Person with respect to any matter giving rise to a claim for indemnification hereunder. Any Indemnified Party that becomes aware of Damages for which it seeks indemnification shall be required to use commercially reasonable efforts to mitigate the Damages.
(l)    The amount of any Damages for which indemnification is provided under this Article VII or Article VIII shall be adjusted to take account of any net Tax benefit (or cost) actually realized by the Indemnified Party or any of its Affiliates in the year such Damages are incurred or paid arising from the incurrence or payment of any such Damages. In computing the amount of any such Tax benefit (or cost), the Indemnified Party (or its applicable Affiliate) shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Damages.
(m)    An Indemnified Party shall be entitled to indemnification pursuant to Sections 7.1(a)(ii) and 7.2(a)(ii) only if a notice asserting the right to indemnification has been given to the Indemnifying Party not later than the earlier of sixty days following the expiration of the relevant statute of limitations, if applicable.
(n)    The indemnification provided in this Article VII shall be the exclusive post-Closing remedy available to any party with respect to any breach of any representation, warranty, covenant or agreement in this Agreement, or otherwise in respect of the transactions contemplated by this Agreement, except (i) in the case of actual fraud or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available, or (ii) with respect to Taxes and other Damages in respect of Taxes (the indemnification for which is governed under by Article VIII).
ARTICLE VIII
TAX MATTERS
8.1    Tax Indemnity. Seller shall bear and pay, reimburse, indemnify and hold harmless the Indemnified Apollo Parties for, from and against any and all Taxes and other Damages in respect of Taxes that (a) are imposed on, allocated or attributable to or incurred or payable by any of the Subject Companies for any Pre-Closing Tax Period, together with any interest, penalty or additions to Tax accruing after the Closing Date on Taxes described in this clause (a), (b) arise under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law by virtue of any of the Subject Companies having been a member of a consolidated, combined, affiliated, unitary or other similar tax group prior to the Closing, (c) are imposed by reason of any of the Subject Companies having liability for Taxes of another Person arising under principles of transferee or successor liability or by contract (other than as a result of any customary tax sharing or allocation provisions in commercial contracts not primarily related to Taxes) as a result of activities or transactions taking place at or prior to the Closing, (d) arise from or are attributable to any inaccuracy in or breach of any representation or warranty made in Section 2.11 , (e) arise from or are attributable to any breach by the Sellers of any covenant made in this Article VIII or Section , (f) arise from the inclusion of any income or gain by any of the Subject Companies in any Post-Closing Tax Period (i) under Section 453 of the Code (or any similar provision of state, local or foreign law) in respect of any transaction occurring prior to the Closing or (ii) under Section 108(i) of the Code (or any similar provision of state, local or foreign law) in respect of any reacquisition occurring at or prior to the Closing, (g) arise from or are attributable to any payment to RCAP or any of its Affiliates pursuant to this Agreement, including any withholding tax imposed on any such payment, or (h) Taxes that are the responsibility of the Sellers under Section 8.6. The amount of any payments required to be made pursuant to this Section 8.1 shall be computed without regard to any net operating loss, net capital loss or other Tax deduction, credit or benefit that is attributable to, arises from or relates to any Post-Closing Tax Period. Notwithstanding any other provision of this Agreement and for the avoidance of doubt, the limitations in Section 7.1(b), 7.1(c) and Section 7.4 shall not apply to this Section 8.1. The indemnity set forth in this Section 8.1 shall survive until sixty days following the expiration of the relevant statute of limitations provided, that this indemnity shall survive the time at which it would otherwise terminate pursuant to this Section 8.1 if notice of the claim giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.
8.2    Straddle Periods. For purposes of this Article VIII, any liability for Taxes attributable to a taxable period that begins before and ends after the Closing Date (a “Straddle Period”) shall be apportioned between the portion of such period ending on the Closing Date and the portion beginning on the day after the Closing Date (a) in the case of real and personal property Taxes, by apportioning such Taxes on a per diem basis and (b) in the case of all other Taxes, on the basis of a closing of the books as of the close of business on the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned on a per diem basis. For the avoidance of doubt, for purposes of this Section 8.2, in the case of any income Tax attributable to the ownership of an entity that is taxed as a partnership or of any other entity that is treated as a “flow-through” entity for Tax purposes (excluding a “controlled foreign corporation” within the meaning of Section 957(a) of the Code), the portion of such income Tax that relates to the Pre-Closing Tax Period shall be deemed to be the amount that would be payable if the relevant Tax period of such “flow-through” entity ended on the Closing Date, provided that if the information necessary to determine such portion is unavailable, such portion shall be determined by apportioning such Taxes attributable to a Straddle Period on a per diem basis or by using such method as the parties hereto reasonably agree.
8.3    Tax Returns.
(o)    From the date of this Agreement through the Closing Date, the Sellers shall prepare and file as required by Applicable Law with the appropriate taxing authority (or cause to be prepared and filed) in a timely manner all Tax Returns of the Subject Companies that are required to be filed on or prior to the Closing Date and shall timely pay any Tax amounts shown to be due on such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with most recent past practice, except as otherwise required by Applicable Law.
(p)    The Sellers shall prepare and file as required by Applicable Law with the appropriate taxing authority (or cause to be prepared and deliver to such Subject Company for filing) in a timely manner all other Pre-Closing Tax Period Tax Returns (other than Straddle Period Tax Returns) of the Subject Companies. All such Tax Returns shall be prepared in a manner consistent with most recent past practice, except as otherwise required by Applicable Law. Apollo shall prepare and file as required by Applicable Law with the appropriate taxing authority (or cause to be prepared and filed) in a timely manner all Straddle Period Tax Returns of the Subject Companies. All such Tax Returns shall be prepared in a manner consistent with most recent past practice, except as otherwise required by Applicable Law. The Sellers shall pay to Apollo, or cause to be paid to Apollo, all Tax amounts shown as due on the Tax Returns described in this Section 8.3(b) for Tax periods (or portions thereof) ending on or before the Closing Date.
(q)    Each party responsible for the preparation of a Tax Return under this Section 8.3 shall submit such Tax Return to the other party (together with schedules, statements and, to the extent requested by such other party, supporting documentation) at least thirty (30) Business Days prior to the due date (including extensions) of such Tax Return. If such other party objects to any item on any such Tax Return (including a pro forma Tax Return) described in Section 8.3(b) it shall, within fifteen (15) Business Days after delivery of such Tax Return, notify the other party responsible for preparation of such Tax Return in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection is duly delivered, Apollo and RCAP shall negotiate in good faith and use their reasonable best efforts to resolve such items. In the event of any disagreement that cannot be resolved between Apollo and RCAP, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to RCAP and Apollo (the “Tax Accountant”), and any such determination by the Tax Accountant shall be final. The fees and expenses of the Tax Accountant shall be borne equally by Apollo and RCAP. If the Tax Accountant does not resolve any differences between RCAP and Apollo with respect to such Tax Return at least five days prior to the due date therefor, such Tax Return shall be filed as prepared by Apollo and amended to reflect the Tax Accountant’s resolution. The preparation and filing of any Tax Return that does not relate to a Pre-Closing Tax Period or a Straddle Period shall be exclusively within the control of Apollo.
(r)    To the extent any entity (other than a Subject Company) issues an IRS Form K-1 (or other similar Tax Return) to or with respect to any Subject Company’s ownership of such entity, the Sellers shall include all items of income, gain, loss or deduction shown on such Tax Return for Tax periods (or portions thereof) ending on or prior to the Closing Date (taking into account such entity’s method of allocating such items in the event of a transfer of an interest in such entity pursuant to Section 706 of the Code) on the applicable Seller’s Tax Return.
(s)    After the Closing, RCAP shall not, and shall not permit any of its Affiliates to, without the written consent of Apollo, amend any Tax Returns or change any Tax elections or accounting methods with respect to any of the Subject Companies relating to any Pre-Closing Tax Period to the extent such amendment or change could reasonably be expected to have a material cost to Apollo or any of the Subject Companies.
8.4    Tax Contests. Apollo shall promptly notify RCAP in writing upon receipt by any of the Subject Companies, or by Apollo or any of its Affiliates, of notice of any Tax audits, examinations or assessments that could give rise to a liability for which the Sellers are responsible under Section 8.1 of this Agreement, provided that Apollo’s failure so to notify RCAP shall not limit Apollo’s rights under this Article VIII except to the extent the Sellers are materially prejudiced by such failure. RCAP shall promptly notify Apollo in writing upon receipt by RCAP or any of its Affiliates of notice of any Tax audits, examinations or assessments that could give rise to Taxes of or with respect to any of the Subject Companies. Except as otherwise provided herein, (a) RCAP shall control any such audit, examination or proceeding that relates exclusively to a Pre-Closing Tax Period and (b) Apollo shall control (i) any Tax audit, examination or proceeding that is not described in clause (a) and (ii) any Tax audit, examination or proceeding described in clause (a) if ARC fails to assume control of such audit, examination or proceeding within a reasonable period after receiving notice thereof. In either case, the party controlling such Tax audit, examination or proceeding shall (w) notify the other party of significant developments with respect to such Tax audit, examination or proceeding and keep the other party reasonably informed and consult with the other party as to the resolution of any issue that would materially affect such other party, (x) give to the other party a copy of any Tax adjustment proposed in writing with respect to such Tax audit, examination or proceeding and copies of any other written correspondence with the relevant taxing authority relating to such Tax audit, examination or proceeding, (y) not settle or compromise any issue without the consent of such other party, which consent shall not be unreasonably withheld, conditioned or delayed and (z) otherwise permit the other party to participate in all aspects of such Tax audit, examination or proceeding, at such other party’s own expense.
8.5    Books and Records; Cooperation. Each of the Sellers and Apollo shall (and shall cause their respective Affiliates to) (a) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or claim for refund, the determination of a tax liability for Taxes or a right to refund of Taxes or the conduct of any audit or other examination by any taxing authority or any judicial or administrative proceeding relating to Taxes and (b) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, claim for refund, Tax determination, audit, examination or proceeding. Such cooperation and information shall include providing copies of all relevant Tax Returns, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations made by taxing authorities and records concerning the ownership and tax basis of property, which either party may possess. Each party shall make its employees available on a mutually convenient basis to provide explanation of any documents or information provided hereunder. Except as otherwise provided in this Agreement, the party requesting assistance hereunder shall reimburse the other for any reasonable out of pocket costs incurred in providing any Tax Return, document or other written information, and shall compensate the other for any reasonable costs (excluding wages and salaries and related costs) of making employees available, upon receipt of reasonable documentation of such costs. Any information obtained under this Section 8.5 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting any audit, examination or other proceeding. Apollo and the Sellers agree that the sharing of information and cooperation contemplated by this Section 8.5 shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.
8.6    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any real property transfer tax and any similar Tax, and including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be borne 50% by the Sellers and 50% by Apollo, and the Sellers shall file all necessary Tax returns and other documentation with respect to all such Taxes and fees, and, if required by Applicable Law, Apollo shall, and shall cause its Affiliates to, join in the execution of any such Tax returns and other documentation.
8.7    Tax Agreements; Powers of Attorney. Prior to the Closing, the participation of the Subject Company in all Tax Agreements to which any of the Subject Companies is a party (other than agreements to which the Subject Companies are the only parties) shall be terminated such that none of the Subject Companies shall have any obligations thereunder following the Closing. RCAP shall cause any and all existing powers of attorney with respect to Taxes or Tax Returns to which any of the Subject Companies is a party to be terminated as of the Closing.
8.8    Overlap. To the extent of any inconsistency between this Article VIII and Article VII, this Article VIII shall control as to Tax matters.
8.9    Section 754 Elections. The Sellers shall cooperate with Apollo in the making of a valid election under Section 754 of the Code and any analogous or similar provision of state or local law (such election to be effective as of no later than the Closing Date) with respect to any Subject Company that is classified as a partnership for U.S. federal income tax purposes. In addition, the Sellers shall use their commercially reasonable efforts to cause any entity owned by a Subject Company that is classified as a partnership for U.S. federal income tax purpose to make a valid election under Section 754 of the Code and any analogous or similar provision of state or local law (such election to be effective as of no later than the Closing Date).
8.10    FIRPTA Certificate. Each of the Sellers shall have delivered to Apollo a statement, meeting the requirements of Section 1.1445-2(b) of the Treasury Regulations, to the effect that such Seller is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder.
8.11    Allocation. Within 90 days after the Closing Date, Apollo shall provide to RCAP a statement (the “Allocation Statement”) allocating the Consideration and any other items that are treated as additional Consideration for tax purposes among the Subject Companies and among the different assets of the Subject Companies. Apollo shall provide RCAP a reasonable opportunity to review and comment on the Allocation Statement and cooperate in good faith with RCAP to resolve any disagreement relating to the calculations or allocations set forth in the Allocation Statement. If Apollo and RCAP do not reach an agreement with respect to the Allocation Statement, any such disputed items shall be resolved by the Tax Accountant using the procedures set out in Section 8.3. Apollo and RCAP shall file all Tax Returns in a manner that is consistent with the final Allocation Statement and refrain from taking any action inconsistent therewith.
8.12    Tax Treatment of Certain Payments. The parties shall treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all U.S. federal, state, local and foreign Tax purposes to the extent permitted by law, and the parties shall, and shall cause their respective Affiliates to, file their Tax Returns accordingly.
ARTICLE IX

GENERAL PROVISIONS
9.1    Survival. Except for the Fundamental Representations and the representations contained in Section 2.11, in each case, which shall survive until the earlier of (i) sixty days following the expiration of the relevant statute of limitations and (ii) the fifth anniversary of the Closing Date, each of the representations and warranties of the parties hereunder shall survive the Closing until the date which is eighteen (18) months after the Closing Date, at which time they shall terminate and be of no further force or effect; provided that any representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to this Section 9.1 if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.
9.2    Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail with postage prepaid and return receipt requested or sent by commercial overnight courier, courier fees prepaid (if available; otherwise, by the next best class of service available), to the parties at the following addresses:
(a)    if to Apollo, to it at:
Apollo Management Holdings, L.P.
9 West 57th Street, 43rd Floor
New York, New York 10019
Attn: John J. Suydam
Email: jsuydam@ApolloLP.com
with a copy (which shall not constitute notice) to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attn:    Jeffery J. Rosen
    Gregory V. Gooding
Email: jrosen@debevoise.com
    ggooding@debevoise.com
(b)    if to the Sellers, to:
RCS Capital Corporation
405 Park Ave
New York, NY 10022
Attention: James A. Tanaka (JTanaka@rcscapital.com)
with a copy (which shall not constitute notice) to:
Proskauer Rose LLP
11 Times Square
New York, NY 10036
Attn: Steven L. Lichtenfeld (SLichtenfeld@proskauer.com)
or to such other Person or address as any party shall specify by notice in writing to the other parties in accordance with this Section 9.2. All such notices or other communications shall be deemed to have been received on the date of the personal delivery, on the third Business Day after the mailing or dispatch thereof, or in the case of electronic mail or facsimile transmission, on the date received, subject to confirmation of receipt; provided that notice of change of address shall be effective only upon receipt.
9.3    Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “party” or “parties” shall refer to parties to this Agreement. References to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified. All Disclosure Letters referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including any such date. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. All references to “$” or “dollars” set forth in this Agreement are to U.S. dollars.
9.4    Amendment and Modification; Waiver.
(i)    This Agreement may not be amended except by an instrument or instruments in writing signed and delivered on behalf of each of Apollo and RCAP.
(j)    At any time prior to the Closing, any party that is entitled to the benefits hereof may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any Disclosure Letter or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements of any other party or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid if set forth in an instrument in writing signed and delivered on behalf of such party. Waivers shall operate to waive only the specific matter described in the writing and shall not impair the rights of the party granting the waiver in other respects or at other times. A party’s waiver of a breach of a provision of this Agreement, or failure (on one or more occasions) to enforce a provision of, or to exercise a right under, this Agreement, shall not constitute a waiver of a similar breach, or of such provision or right other than as explicitly waived.
9.5    Entire Agreement. This Agreement (including the Disclosure Letters and the Ancillary Agreements) and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, of the parties with respect to the subject matter hereof.
9.6    Disclosure Letters. For purposes of the representations and warranties of the Sellers and Apollo in this Agreement, items disclosed in one section of a Disclosure Letter shall be considered to be made for purposes of all other sections of such Disclosure Letter to the extent that the relevance of any such disclosure to any other such section of such Disclosure Letter is reasonably apparent from the text of such disclosure. For purposes of the representations and warranties of the Sellers in this Agreement, items disclosed with respect to the Subject Companies in the forms, statements and reports of RCAP publicly available, filed with, or furnished (on a publicly available basis) to the SEC on or after January 1, 2014 and prior to the date of this Agreement shall be considered to be disclosed for purposes of the Seller Disclosure Letter (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to, or disclosure for purposes of, any representation or warranty set forth in Article II). The disclosure of any item or matter in any Disclosure Letter shall not be construed as an admission, representation or indication that such item or other matter is “material” or would have a Material Adverse Effect or that such item or other matter is required to be referred to or disclosed in such Disclosure Letter. The disclosure of any item or matter relating to any possible breach or violation of any law or contract shall not be construed as an admission or indication that any such breach or violation exists or has actually occurred.
9.7    Third Party Beneficiaries. Except with respect to Indemnified Parties in their capacity as such pursuant to Articles VII and VIII and except with respect to Newco (in connection with Section 4.18 and any assignment to Newco pursuant to Section 9.9), nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
9.8    Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed by the parties in accordance with their specific terms or were otherwise breached thereby, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that each party hereto shall be entitled to specific performance to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it may be entitled at law or in equity.
9.9    Assignment; Binding Effect. This Agreement may not be assigned by any party without the prior written consent of the other parties, provided that Apollo may assign this Agreement, including Apollo’s right to acquire the Acquired Interests and obligation to pay the Purchase Price, to any Affiliate of Apollo (including, from and after the Closing, Newco) without consent of the Sellers, but any such assignment shall not relieve Apollo of its obligations hereunder to the extent that such assignee fails to perform such obligations; provided, further, that notwithstanding any such assignment, Apollo shall continue to have the right to enforce this Agreement. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.
9.10    Governing Law. This Agreement shall be governed in all respects (including as to validity, interpretation and effect) by the internal laws of the State of New York, without giving effect to any conflict of laws rules or principles that would require or permit the application of another jurisdiction’s laws.
9.11    Jurisdiction; Waiver of Jury Trial.
(e)    Each party hereby irrevocably agrees that any action or proceeding arising out of any dispute in connection with this Agreement, any rights or obligations hereunder or the performance of such rights or obligations shall be brought exclusively in the courts of the State of New York located in the Borough of Manhattan or the federal courts of the United States of America located in the Southern District of New York (and appellate courts thereof) and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 9.2.
(f)    Each party hereby waives all rights to a jury trial with respect to any action or claim arising out of any dispute in connection with this Agreement, any rights or obligations hereunder or the performance of such rights and obligations. Each party (i) certifies that no representative, agent or attorney of any party has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that the other parties have been induced to enter into this Agreement and the transactions contemplated hereby by, among other things, the waivers and certifications contained herein.
9.12    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
9.13    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.
ARTICLE X
DEFINITIONS
The following terms when used in this Agreement shall have the following meanings:
“Accounting Firm” means KPMG.
“Acquired Benefit Plans” means Employee Benefit Plans maintained, sponsored or contributed to by the Subject Companies or with respect to which any of the Subject Companies could incur or has incurred liability under Applicable Law, including the Code or ERISA.
“Accounting Principles” means, in the following order of priority: (i) the policies, practices and procedures set forth in Schedule B, (ii) the policies, practices and procedures utilized in arriving at sample calculation of Regulatory Capital and Net Working Capital set forth in Schedule A, and (iii) to the extent not covered by clause (i) or (ii) hereof, GAAP, consistently applied.
“Acquired Companies” has the meaning set forth in the Recitals hereto.
“Acquired Interests” has the meaning set forth in the Recitals hereto.
“Acquisition Proposal” has the meaning set forth in Section 4.6.
“Affiliate” of a Person means a Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, the first Person. “Control” (and “controlled by” and “under common control with”) means possessing, directly or indirectly, the power to direct or cause the direction of a Person’s management or policies, through owning voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.
“Aggregate Cash Bonuses” has the meaning set forth in Section 4.12(f)
“Aggregate Indebtedness” has the meaning as interpreted by the SEC in SEC Rule 15c3-1(c)(1) under the Exchange Act.
“Agreement” has the meaning set forth in the introductory paragraph hereof.
“Allocation Statement” has the meaning set forth in Section 8.11.
“AMH” has the meaning set forth in the Recitals hereto.
“Ancillary Agreements” means the Strategic Relationship Agreement, the Operating Agreement, the RCAP-ARC-Newco Transition Services Agreement, the Luxor Consent, the Services Termination Agreement and the StratCap Waiver and the other documents to be delivered pursuant to Section 1.3 and all other agreements or instruments to be executed and delivered in connection with the transactions contemplated hereby.
“ANST” has the meaning set forth in the Recitals hereto.
“Apollo” has the meaning set forth in the introductory paragraph hereof.
“Applicable Law” means any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree, policy, guidelines or other requirement applicable to the Business, RCAP, RCAP’s Subsidiaries, including the Subject Companies, Apollo, or any of their respective Affiliates, holders of Equity Securities, properties, assets, officers, directors, employees or agents, as the case may be.
“ARC” has the meaning set forth in the Recitals.
“ARC Transaction Agreement” has the meaning set forth in the Recitals.
“Base Purchase Price” has the meaning set forth in Section 1.1(b)
“Bonus True-Up Payment” has the meaning set forth in Section 4.12(f).
“Books and Records” means all books, records, files, data, reports, plans, catalogs, computer data, certificates and other documents of the Business and the Subject Companies (including records with respect to historic product performance), all sales and promotional literature, or copies thereof, used or held for use in connection with the conduct of the business and operations of the Business and the Subject Companies.
“Broker-Dealer Subsidiaries” has the meaning set forth in Section 2.18.
“Burdensome Condition” has the meaning set forth in Section 4.3(c).
“Business” means the business of the Subject Companies, excluding the Excluded RCS Business and including the Marketing/Event Business.
“Business Day” means any day which is not a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by law or executive order to be closed.
“CFTC” means the Commodity Futures Trading Commission.
“Claim Notice” has the meaning set forth in Section 7.3(a).
“Closing” has the meaning set forth in Section 1.2.
“Closing Condition Satisfaction Date” means the date on which the conditions set forth in Article V have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions at such time).
“Closing Date” has the meaning set forth in Section 1.2.
“Closing Net Working Capital” means the Net Working Capital of the Subject Companies as of 12:01 am on the Closing Date.
“Closing Regulatory Capital” means the “Net Capital” (determined in accordance with the definitions and principles of the SEC Uniform Net Capital Rule 15c3-1) of the Subject Companies as of 12:01 am on the Closing Date.
“Closing Statement” has the meaning set forth in Section 1.6.
“Code” means the Internal Revenue Code of 1986, as amended.
“Confidentiality Agreement” means the letter agreement, dated February 9, 2015, between Apollo and RCAP.
“Consent” means any consent, approval, authorization, waiver, permit, license, grant, agreement, exemption or order of, or registration, declaration or filing with, any Person, including any Governmental Authority, that is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.
“Contract” has the meaning set forth in Section 2.3.
“Damages” has the meaning set forth in Section 7.1(a).
“Deductible” has the meaning set forth in Section 7.1(b)(i).
“De Minimis Damage” has the meaning set forth in the last paragraph of Section 7.1(b).
“Disclosure Letters” means the Seller Disclosure Letter.
“Employee” means each current or former employee of (x) the Subject Companies, (y) the Sellers and their Affiliates whose duties and responsibilities are principally related to the Business and listed on Section 10.1 of the Seller Disclosure Letter and (z) of RCS Advisory Services engaged in the Marketing/Event Business that Buyer shall request be transferred to one or more of the Subject Companies no later than ten (10) Business Days prior to the Closing Date, which employees shall be transferred effective as of immediately prior to the Closing Date.
“Employee Benefit Plan” means each employee benefit plan, scheme, program, policy, arrangement or contract, whether written or unwritten, including, but not limited to, any “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, equity purchase, equity grant or other equity-based arrangement (including, to the extent applicable, under Organizational Documents of Seller or any of its Affiliates, including the Subject Companies, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract for the benefit of any current or former officer, employee, partner, director or other service provider of the Subject Companies or the Business or in which any of them participate as of the date hereof.
“Environmental Law” means any law, code, license, permit, authorization, approval, consent, common law, legal doctrine, requirement or agreement with any Governmental Authority relating to (i) the protection, preservation or restoration of the environment (including air, water, vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of hazardous substances.
“Equity Securities” means, with respect to any Person, any and all limited liability company interests, partnership interests, capital stock, options or other equity securities in such Person, and all securities exchangeable for or convertible or exercisable into, any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code and the regulations promulgated thereunder.
“Estimated Closing Net Working Capital” has the meaning set forth in Section 1.1(c)
“Estimated Closing Regulatory Capital” has the meaning set forth in Section 1.1(c)
“Estimated Closing Statement” has the meaning set forth in Section 1.1(c)
“Estimated Purchase Price” has the meaning set forth in Section 1.1(b).
“Excess Capital” has the meaning set forth in Section 1.1(d).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.
“Excluded RCS Business” means the provision of investment banking services by RCS as of the date hereof and immediately prior to the Closing.
“Existing Employee of the Business” has the meaning set forth in Section 4.12(f).
“Financial Statements” means (i) the audited balance sheet of RCS as of December 31, 2014, and the related audited statements of income, cash flows and changes in members’ equity and footnotes for the twelve months ended December 31, 2014; (ii) the audited balance sheet of SC Distributors as of December 31, 2014, and the related audited statements of income, cash flows and changes in members’ equity and footnotes for the twelve months ended December 31, 2014; and (iii) the Required Financial Statements to be delivered by the Sellers pursuant to Section 4.7(b).
“FINRA” has the meaning set forth in Section 2.18(a).
“FINRA Approval” means that, as of the Closing Date, FINRA shall have approved the sale of the Subject Companies pursuant to NASD Rule 1017.
“FINRA Burdensome Condition” means any requirements of or remedies imposed by FINRA in connection with the FINRA Approval that (i) would be materially adverse to Apollo and/or its Affiliates, including, after the Closing, the Acquired Companies and/or the Subject Companies as defined in the ARC Transaction Agreement, (ii) involves divestiture of an existing business of Apollo or any of its Affiliates, including, after the Closing, the Acquired Companies and/or the Subject Companies as defined in the ARC Transaction Agreement, or (iii) involves unreasonable expense.
“Fundamental Representations” has the meaning set forth in Section 5.2(a).
“GAAP” means U.S. generally accepted accounting principles.
“Governmental Approvals” has the meaning set forth in Section 2.4(a).
“Governmental Authority” means any United States or foreign government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the SEC, CFTC or any other authority, agency, department, board, commission or instrumentality of the United States, any State of the United States or any political subdivision thereof or any foreign jurisdiction, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any Self-Regulatory Organization.
“Governmental Report” means all regulatory reports, schedules, forms, registrations, financial statements, sales literature, statements, notices, filings and other documents, together with any amendments, that are required to be filed by any Subject Company with any Governmental Authority.
“Indebtedness” means, without duplication, all obligations of the Subject Companies, determined on a consolidated basis in accordance with GAAP, for (a) borrowed money, including all indebtedness evidenced by any note, bond, debenture or other debt security or any credit agreement or indenture, (b) indebtedness of Persons other than the Subject Companies of the type referred to in this definition which is directly or indirectly guaranteed by the Subject Companies, (c) accrued interest owed with respect to any indebtedness referred to in this definition and (d) any costs to eliminate hedging or swap arrangements outstanding as of the Closing. For the avoidance of doubt, Indebtedness excludes all prepayment penalties, “put” or “change of control” payment obligations or premia or any other premia, consent fees, “break fees,” “make whole payments,” premia or any other similar payments or contractual charges, including, in each case, any such amounts payable with respect to Indebtedness outstanding immediately prior to the Closing but payable as a result of the consummation of the transactions contemplated by this Agreement (which amounts shall be borne by the Sellers).
“Indemnified Apollo Parties” has the meaning set forth in Section 7.1(a).
“Indemnified Party” has the meaning set forth in Section 7.3(a).
“Indemnified RCS Party” has the meaning set forth in Section 7.2(a).
“Indemnifying Apollo Party” has the meaning set forth in Section 7.3(a).
“Indemnifying Party” has the meaning set forth in Section 7.3(a).
“Indemnifying RCS Party” has the meaning set forth in Section 7.3(a).
“Independent Third Party” means, with respect to any of the Sellers or Apollo, any Person who is not an Affiliate of the Sellers or Apollo, as applicable.
“Infringing” has the meaning set forth in Section 2.15(b).
“Intellectual Property” means, in any and all jurisdictions throughout the world, any (i) trademarks, service marks, trade names, trade dress, Internet domain names, social media usernames (e.g., Twitter handles), personalized subdomains or vanity URLs and other indicia or origin, and the goodwill associated with any and all of the foregoing and symbolized thereby (“Trademarks”), (ii) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship, (iii) rights in Software, (iv) all registrations and applications to register or renew the registration of any of the foregoing, (v) patents and patent applications, including all reissues, divisions, renewals, reexaminations, extensions, provisionals, continuations and continuations-in-part thereof, (vi) rights in Trade Secrets and (vii) all other intellectual property rights.
“Internal RCAP Commingled Contract” means any Contract pursuant to which a Person other than the Sellers or any of their Subsidiaries (other than the Subject Companies) provides assets, services, rights or benefits to any of the Subject Companies in respect of (i) the Business and (ii) one or more other businesses of the Sellers or any of their Subsidiaries (other than the Subject Companies), but expressly excluding any (i) Contracts to which one or more Subject Companies, but neither of the Sellers nor any of their Affiliates, is a party or (ii) Contracts to be assigned to a Subject Company pursuant to the Pre-Closing Restructuring Transactions.
“Information Technology” means hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment.
“IRS” means the United States Internal Revenue Service.
“IT Systems” means the Information Technology owned, leased or licensed by or to the Sellers or their Affiliates (including the Subject Companies) and used in the Business.
“Knowledge of Apollo” or “Apollo’s Knowledge” means the actual knowledge of Anthony Civale and John Suydam.
“Knowledge of the Sellers” or the “Sellers’ Knowledge” means the actual knowledge of any of the individuals identified in Section 10.2 of the Seller Disclosure Letter.
“Leases” has the meaning set forth in Section 2.12(a).
“Lien” means any mortgage, pledge, hypothecation, right of others, claim, security interest, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option, lien, right of first refusal, charge or other restrictions or limitations of any nature whatsoever (whether absolute or contingent), including but not limited to such as may arise under any Contracts.
“Luxor” has the meaning set forth in the Recitals.
“Luxor Consent” has the meaning set forth in the Recitals.
“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Sellers or the Subject Companies, disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware.
“Marketing/Event Business” means the marketing and events services conducted by pursuant to the Services Agreement, dated as of June 10, 2013, by and between AR Capital, LLC and RCS Advisory Services, LLC (as amended).
“Material Adverse Effect” means any change, effect, event or occurrence that (a) is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the assets, liabilities, results of operations or financial condition of the Business or the Subject Companies, in each case, taken as a whole, other than any such effect, change, event or occurrence to the extent resulting from (i) any change in the capital markets or securities markets after the date hereof, (ii) any change in general economic conditions or interest rates arising after the date hereof, (iii) any outbreak or substantial worsening of major hostilities in which the United States is involved or any act of terrorism within or involving the United States or its property or citizens arising after the date hereof, (iv) the failure of any Subject Company to achieve any financial projections or forecasts in and of itself (but not including the underlying reasons therefor unless otherwise excepted pursuant to the other subsections of this definition), (v) the entering into of this Agreement or public announcement or consummation of the transactions contemplated hereby, (vi) any change after the date of this Agreement in Applicable Law or accounting principles or interpretations thereof, (vii) any natural disaster, earthquake, flood, hurricane or any acts of God, (viii) any action required by this Agreement or the omission to take an action prohibited by this Agreement or (ix) any loss of registered representatives or employees (other than external wholesalers), except, in each case of clauses (i), (ii), (iii) or (vi) to the extent that such change, effect, event or occurrence has a materially disproportionate adverse effect on the Business or the Subject Companies, in each case, taken as a whole, relative to other participants in the industry generally; or (b) would reasonably be expected to prevent or materially delay the ability of the Sellers to complete the transaction contemplated by this Agreement or perform their obligations hereunder.
“Material Contract” means any Contract to which any Subject Company is a party, or under which it or the Business is otherwise subject, including any Contract to be assigned to a Subject Company pursuant to the Pre-Closing Restructuring Actions, but excluding any Contract that exclusively relates to the Excluded RCS Business and excluding (except as expressly provided below) any Employee Benefit Plan, that:
(i)by its terms does not terminate or is otherwise not cancelable within one year without penalty, cost or liability in excess of $100,000 and requires aggregate payments by the Subject Companies in excess of $1,000,000 per year;
(ii)is a joint venture, partnership, limited liability company or other similar agreement material to any of the Subject Companies;
(iii)grants any right of first refusal or right of first offer or similar right on any assets that are material to the Subject Companies, taken as a whole;
(iv)provides for any payments that are conditioned, in whole or in part, on a change of control of a Subject Company or transactions of the type contemplated hereby;
a.is an employment (other than a Subject Company’s standard offer letter, which does not provide any severance pay benefits), consulting, severance, bonus (including fee sharing), compensation or collective bargaining Contract relating to or for the benefit of current (or, to the extent that any of RCAP or any of its Subsidiaries has continuing liabilities with respect thereto following the Closing, former) employees, directors or other service providers (but in each case, excluding any Employee Benefit Plan);
(v)contains (A) a “clawback” or similar undertaking requiring the reimbursement or refund of any material fees (whether performance based or otherwise) paid to a Subject Company or (B) a “most favored nation” clause or other term providing preferential pricing or treatment to a third party in any material Contract;
(vi)contains provisions requiring future contingent or definitive “earnout” or similar payments to be made by a Subject Company in connection with acquisitions of assets or equity interests of a business or the hiring of any employees;
(vii)is an agreement for the provision of investment advisory or sub-advisory services;
(viii)any non-competition, non-solicitation or exclusive dealing agreement, or any other agreements that purports to limit or restrict in any material respect (A) the ability of any Subject Company to solicit customers or employees or investments or (B) the manner in which, or the localities in which, all or any portion of the business or operations of any of the Subject Companies or, following consummation of the transactions contemplated by this Agreement, the business or operations of Apollo or any of its Affiliates, is or would be conducted;
(ix)pertains to the solicitation or referral of customers and clients (including other broker-dealers) to the Subject Companies including, without limitation, consulting or brokerage arrangements;
(x)any agreement relating to any interest rate, derivatives or hedging transaction;
(xi)restricts or grants rights to use or practice Intellectual Property that is material to the Business, including licenses to use or practice Intellectual Property granted by (A) Seller or their Affiliates (including any of the Subject Companies) to a third Person or (B) a third Person to the Sellers or any of their Affiliates (including any of the Subject Companies);
(xii)is a distribution agreement with a financial intermediary pursuant to which (A) such financial intermediary makes available to its clients investment products for which any Subject Company serves as an investment adviser, manager, sponsor or distributor or (B) any Subject Company or Affiliate thereof makes available to its clients investment products for which any Subject Company serves as an investment adviser, manager, sponsor or distributor;
(xiii)relates to Indebtedness of any Subject Company or the granting of any liens (other than Permitted Liens) or a security interest in the property of any Subject Company;
(xiv)is a lease of real property;
(xv)is an agreement pursuant to which any third Person creates, develops or customizes for or on behalf of the Sellers or any of their Affiliates (including the Subject Companies) any Intellectual Property that is material to the Business;
(xvi)is an agreement with DST Services, Inc. or its Affiliates;
(xvii)is a selling agreement or similar such agreement; and
(xviii)is an agreement pursuant to which any third Person provides support or maintenance for IT Systems or Software material to the Business (other than off-the-shelf Software) for aggregate annual or one-time fees in excess of $250,000.
“Material to a Reasonable Investor” means, with respect to any fact, circumstance, contingency, change, effect, event or occurrence, that a reasonable and prudent investor would deem such fact, circumstance, contingency, change, effect, event or occurrence to be material in making a decision to purchase the Acquired Companies.
“Net Working Capital” means (x) current assets minus (y) current liabilities, on a consolidated basis, determined in accordance with GAAP and the Accounting Principles and the sample calculation of Net Working Capital on Schedule A.
“New Business Contract” has the meaning set forth in Section 4.14(e).
“New Contract” has the meaning set forth in Section 4.14(f).
“Newco” has the meaning set forth in the Recitals.
“Newco IT Systems” means the Information Technology owned, leased or licensed (or which shall, following the consummation of the transactions contemplated in the ARC Transaction Agreement, be owned, leased or licensed) by or to Newco or any of its Subsidiaries.
“Newco/RCAP Commingled Contract” means any Contract pursuant to which a person other than ARC, the Sellers, or any of their respective Affiliates provides assets, services, rights or benefits to ARC, the Sellers or any of their respective Affiliates in respect of (i) Retained Businesses and (ii) one or more businesses of Newco and its Subsidiaries.
“Operating Agreement” means an operating agreement among RCAP, StratCap and Apollo and certain other parties indicated on Exhibit A, on terms and conditions consistent with the terms and conditions set forth on Exhibit A, to be executed concurrently with the Closing.
“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement, certificate of designation and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.
“Outside Date” has the meaning set forth in Section 6.1(f).
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by one or more of the Subject Companies or which shall, after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements, be owned by one or more of the Subject Companies.
“Permits” has the meaning set forth in Section 2.8(a).
“Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been reflected on the Financial Statements in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairman’s or other similar Liens arising in the ordinary course of business, (iii) easements, rights of way, building, zoning and other similar encumbrances or title defects arising in the ordinary course of business, (iv) Liens on assets securing debt incurred to finance the acquisition of such assets, (v) Liens on any of the assets of any Subject Company incurred in the ordinary course of business, and (vi) Liens on properties which do not materially impair business operations or the use of such properties in the ordinary course of business or materially affect the value of such properties.
“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity or other entity.
“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.
“Pre-Closing Restructuring Actions” has the meaning set forth in Section 4.13.
“Proceedings” has the meaning set forth in Section 2.7(a).
“Purchase Price” has the meaning set forth in the Recitals hereto.
“RCAP” has the meaning set forth in the introductory paragraph hereto.
“RCAP Credit Facilities” means the (i) First Lien Credit Agreement dated as of April 29, 2014, among RCAP, RCAP Holdings, RCS Management, the Lenders (having the meaning given in Article I thereof) and Barclays Bank PLC, as Issuing Bank and Swing Line Lender and Barclays Bank PLC, as administrative and collateral agent and (ii) the Second Lien Credit Agreement dated as of April 29, 2014, RCAP, RCAP Holdings, RCS Management, the Lenders (having the meaning given in Article I thereof) and Bank of America, N.A., as administrative and collateral agent.
“RCAP Holdings” means RCAP Holdings, LLC, a Delaware limited liability company.
“RCAP-ARC-Newco Transition Services Agreement” means a transition services agreement among RCAP, ARC and Newco providing for the provision of transitional services among RCAP, ARC and Newco, to be executed concurrently with the Closing.
“RCS” has the meaning set forth in the Recitals hereto.
“RCS Holdings” has the meaning set forth in the introductory paragraph hereto.
“RCS Management” means RCS Capital Management, LLC, a Delaware limited liability company.
“Required Financial Statements” has the meaning set forth in Section 4.7(b).
“Retained Business” means the businesses or activities of the Sellers or any of their Subsidiaries (other than the Subject Companies), including the Excluded RCS Business.
“Retained Seller IT Systems” means the Information Technology owned, leased or licensed by or to the Sellers or any of their Affiliates other than the SC IT Systems.
“SC Distributors” means SC Distributors, LLC.
“SC IT Systems” means the Information Technology owned, leased or licensed (or which shall, following the consummation of the transactions contemplated in this Agreement, be owned, leased or licensed) by or to the Subject Companies.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.
“Self-Regulatory Organization” means any Self-Regulatory Organization as defined in Section 3(a)(26) of the Exchange Act, including FINRA, and any other exchange, association or agency that is charged with the regulation or supervision of broker‑dealer, investment adviser, commodity futures, derivatives or insurance activities of a Broker-Dealer Subsidiary.
“Seller Benefit Plans” means Employee Benefit Plans that are not Acquired Benefit Plans.
“Seller Disclosure Letter” means the disclosure letter delivered by ARC to Apollo at the time of execution hereof.
“Seller Marks” means the Trademarks owned by the Sellers or any of their Affiliates (other than the Subject Companies) and used in the Business, other than any Trademarks which shall, after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements, be owned by one or more of the Subject Companies.
“Sellers” has the meaning set forth in the introductory paragraph hereto.
“Sellers Licensed IP Rights” means, other than Trademarks, any and all Intellectual Property owned by the Sellers or any of their Affiliates (other than the Subject Companies) that was used or practiced in the Business in the twelve (12) months prior to the Closing.
“Separation Notice” means a written notice, in form and substance mutually agreed by the parties, stating that the Business is owned by Apollo and its Affiliates and is no longer affiliated with Seller and its Affiliates.
“Services Termination Agreement” has the meaning set forth in the Recitals.
“Software” means all computer software, including but not limited to application software, system software, firmware, middleware, mobile digital applications, assemblers, applets, compilers and binary libraries, including all source code and object code versions of any and all of the foregoing, in any and all forms and media, and all related documentation.
“Straddle Period” has the meaning set forth in Section 8.2.
“StratCap” has the meaning set forth in the Recitals hereto.
“StratCap MIPA” has the meaning set forth in Section 1.5(d).
“StratCap Waiver” means the payment in full, settlement or termination of all earnout payments due under the StratCap MIPA and related documentation; the expiration, termination or waiver of all covenants limiting the operations of StratCap or its owners thereunder and the consent of parties to advisory contracts with StratCap to the pertinent change of control, and modifications of exclusivities to the extent required.
“Strategic Relationship Agreement” means a strategic relationship agreement among Cetera Financial Holding, LLC, its broker-dealer subsidiaries, and Apollo and certain of its Affiliates, on terms and conditions consistent with the terms and conditions set forth on Exhibit B, to be executed concurrently with the Closing.
“Subject Companies” means the Acquired Companies and each of their respective Subsidiaries.
“Subject Companies’ Licensed IP Rights” means, other than Trademarks, any and all Intellectual Property owned by the Subject Companies that was used or practiced by the Sellers or any of their Affiliates (other than the Subject Companies) in the Retained Business in the twelve (12) months prior to the Closing.
“Subsidiary” means, with respect to a Person, any other Person (whether or not incorporated) that the first Person, directly or indirectly, owns or has the power to vote or control more than 50% of any class or series of capital stock or other equity interests of such Person.
“Target Net Working Capital” means five million dollars ($5,000,000).
“Target Regulatory Capital” means the sum of (a) the greater of (i) five million dollars ($5,000,000) of “Net Capital” or (ii) one third (1/3rd) of the “Aggregate Indebtedness” of RCS and (b) the greater of (i) one million dollars ($1,000,000) of Net Capital or (ii) one third (1/3rd) of the “Aggregate Indebtedness” of SC Distributors. For purposes of determining Target Regulatory Capital, Net Capital and Aggregate Indebtedness shall be determined in accordance with the definitions and principles of the SEC Uniform Net Capital Rule 15c3-1.
“Tax” means any U.S. federal, state, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental (including taxes under section 59A of the Code), real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).
“Tax Accountant” has the meaning set forth in Section 8.3(d).
“Tax Agreements” has the meaning set forth in Section 2.11(d).
“Tax Return” means any federal, state, local or foreign tax return, declaration, statement, report, schedule, form or information return or any amendment to any of the foregoing relating to Taxes.
“Third Party Claim” has the meaning set forth in Section 7.3(a).
“Third Party Consents” has the meaning set forth in Section 2.4(b).
“Trade Secrets” means all inventions, processes, designs, formulae, models, tools, algorithms, Software architectures, trade secrets, know-how, ideas, research and development, data and databases and confidential information.
“Volcker Rule” means Section 13 of the Bank Holding Company Act and the implementing regulations adopted thereunder.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.
APOLLO MANAGEMENT HOLDINGS, L.P.

By: Apollo Management Holdings, GP, LLC, its
general partner
By:    /s/ John Suydam
    Name: John Suydam
    Title: Vice President
RCS CAPITAL CORPORATION
By:    /s/ Edward M. Weil, Jr.
    Name: Edward M. Weil, Jr.
    Title: Chief Executive Officer

EXHIBIT A

Term Sheet for Operating Agreement

See attached.
EXHIBIT A
Term Sheet For Operating Agreement

Parties:
RCS Capital Corporation (“RCAP”); Docupace Technologies, LLC (“Docupace”); Strategic Capital Management Holdings, LLC (“StratCap” and together with RCAP, Docupace, the “Providers”) and Realty Capital Securities, LLC or its affiliates including Apollo (“RC Securities”) will enter into a definitive agreement (the “Operating Agreement”) with respect to the provision by the Providers of services and capabilities to RC Securities in order to support and maintain the continued and planned operations of the wholesale broker-dealer and related businesses to be acquired pursuant to the Membership Interest Purchase Agreement, dated as of August 6, 2015, by and among RCAP, RCS Capital Holdings, LLC and Apollo Global Management or its Affiliate (“Apollo”) (the “MIPA”).

The Operating Agreement will be entered into as of the Closing of the transactions contemplated by the MIPA. Capitalized terms used herein but not defined shall have the meanings assigned to such terms in the MIPA.

Docupace License and Exclusive Launch Period:

For the period of one year from the Closing (the “Roll-Out Period”), Docupace shall grant to RC Securities a worldwide, royalty-free, fully paid-up, exclusive license, effective as of the Closing, to use and practice all of the Intellectual Property (including Software and associated trademarks) relating to “AI Solution”, a Software tool which is presently under joint development between Docupace and RC Securities, together with any adaptations, modifications, additions, improvements, enhancements, updates, upgrades, patches, bug fixes, new versions, new releases, or revisions therein and thereto as of the Closing, and any and all Intellectual Property rights in and to all of the foregoing, in connection with the Business (the “Docupace License”), including the exclusive right to distribute such Software during the Roll-Out Period.

Docupace Non-Refusal:
For a period of ten years after the Roll-Out Period (the “DP Preferred Period”), Docupace shall not refuse to enter into an agreement with RC Securities to license the AI Solution on the “Preferred Pricing and Commercial Terms” described below.

Docupace Services:
In addition to the Docupace License, during the DP Preferred Period, Docupace shall, in collaboration with RC Securities, for the benefit of the Business and any natural and reasonably foreseeable expansions thereof, at RC Securities’ commercially reasonable expense (i) further develop, upgrade and improve AI Solution, (ii) support and maintain AI Solution, including by providing RC Securities with access to Docupace employees, during and after the Roll-Out Period and for the duration of the Docupace License, (iii) upon the request of RC Securities, provide RC Securities with data reporting that illustrates AI Solution utilization at the financial advisor, broker dealer and product-specific levels and other data reporting reasonably necessary to maintain, distribute and improve AI Solution; (iv) provide adequate transition and migration support if RC Securities elects to use a Software platform other than AI Solution ((i) – (iv) together, the “Docupace Services”); (v) present the ePACS AI Solution to target firms; (vi) manage projects and workstreams related to ePACS AI Solution integration with DTCC, ANST, DST, Pershing and other clearing firms; (vii) complete the SIGNiX e-signature functionality with the ePACS AI Solution; and (viii) develop and roll out the ePACS AI Solution for the RIA community. The parties will use commercially reasonable efforts to release ePACS AI Solution’s to customers (e.g., broker dealers, transfer agents, etc.) on or before September 30, 2015. For the avoidance of doubt, RC Securities shall not pay any of Docupace’s expenses that do not directly arise out of the foregoing services (including (a) overhead or general expenses not primarily for the benefit of the Business in connection with the foregoing services or (b) any development, upgrades, improvements, support or maintenance of AI Solution not undertaken primarily for the benefit of the Business).

Docupace Coordination Committee:
During the DP Preferred Period, Docupace and RC Securities will form a committee (the “Docupace Coordination Committee”) consisting of a mutually agreed number of senior management professionals from Docupace and RC Securities.

During the DP Preferred Period, the Docupace Coordination Committee will meet regularly to discuss and coordinate on all matters relating to the operating relationship between Docupace and RC Securities, including the design and development of new products and platforms.

Preferred Pricing and Commercial Terms:

During the DP Preferred Period, Docupace shall provide the Docupace Services on preferred commercial terms with MFN pricing for current and subsequent generations of AI Solution or other Software that it develops to replace AI Solution.

StratCap Terms StratCap License:

If the StratCap Waiver is not obtained by Closing and RC Securities elects to close without acquiring the Equity Securities of StratCap, the following terms shall apply:

StratCap shall grant to RC Securities a non-exclusive, worldwide, two-year, irrevocable, royalty-free, fully paid-up, non-transferable (except in connection with a merger or reorganization of, or sale of all or substantially all of the assets of, one or more businesses of RC Securities), sublicensable license, effective as of the Closing, to use and practice all of the Intellectual Property relating to the SCORE Software application, together with any adaptations, modifications, additions, improvements, enhancements, updates, upgrades, patches, bug fixes, new versions, new releases, or revisions thereto as of the Closing, and any and all Intellectual Property rights in and to all of the foregoing (the “SCORE Technology”).

StratCap shall grant to RC Securities a non-exclusive (except as set forth below), worldwide, two-year, irrevocable, royalty-free, fully paid-up, non-transferable (except in connection with a merger or reorganization of, or sale of all or substantially all of the assets of, one or more businesses of RC Securities), sublicensable license, effective as of the Closing, to use and practice all of the Intellectual Property relating to the Thematic Allocation tool that has been developed by the Business and StratCap, together with any adaptations, modifications, additions, improvements, enhancements, updates, upgrades, patches, bug fixes, new versions, new releases, or revisions thereto as of the Closing, and any and all Intellectual Property rights in and to all of the foregoing (“Thematic Allocation”). RC Securities will be the exclusive provider and marketer of Thematic Allocation to advisors and firms.

RC Securities shall have a right of first offer on the sale of the SCORE Technology or the Thematic Allocation.

StratCap Services:
For a period of five years after the Closing (the “SC Preferred Period”), RCAP and StratCap shall, in collaboration with RC Securities, in each case for a negotiated arm’s length fee, (i) grant Apollo access to the SCORE Technology’s team of developers to further develop, upgrade and improve the SCORE Technology for sales force usage, (ii) grant Apollo access and a license to other functionality of the SCORE Technology that was not utilized by the Business as of the Closing, as reasonably requested by RC Securities, (iii) support the current version of the SCORE Technology (subject to Stratcap’s conditioned right to cease maintaining the SCORE Technology pursuant to RC Securities’ right of first purchase set forth below), (iv) provide adequate transition and migration support if RC Securities elects to use a Software platform other than the SCORE Technology, and (v) collect, store, use, maintain and transmit proprietary or confidential data of Apollo and its Affiliates (including the Subject Companies) (“Apollo Data”) used in connection with the SCORE Technology, in each case, for the benefit of the Business and any natural or reasonably foreseeable expansions thereof.

Stratcap has no ongoing obligation to maintain or keep in existence the SCORE Technology, provided, however, that if Stratcap chooses not to maintain or keep in existence the SCORE Technology, RC Securities shall have a right of first purchase of the SCORE Technology for $100,000. In the event RC Securities exercises such right, then in consideration of RC Securities’ payment to Stratcap of such $100,000 fee, Stratcap shall promptly deliver to RC Securities all components and code (including source code) associated with the SCORE Technology and shall provide customary transitional services, including migration services, knowledge transfer, and technical training, as reasonably necessary to enable RC Securities to make full use of the SCORE Technology without the involvement of Stratcap.

Confidentiality of Apollo Data:
RCAP and StratCap shall (i) use the Apollo Data solely in connection with the Business and any natural or reasonably foreseeable expansions thereof and not for any other purpose whatsoever, (ii) acknowledge that the Apollo Data (and the rights thereto) remain the proprietary property of Apollo or its Affiliates (as the case may be), and that the disclosure of any Apollo Data shall not be deemed to grant any right to (or interest in) such Apollo Data, except the right to use such Apollo Data pursuant thereto, and (iii) treat and safeguard as private and confidential all Apollo Data with at least the same degree of care used to protect their own proprietary information from unauthorized use or disclosure which in any event shall be at least a reasonable standard.

StratCap Product Distribution Rights:

StratCap shall provide RC Securities the opportunity to concurrently distribute StratCap’s current and future investment programs with no sub-sponsor agreements (i.e., on a non-promoted basis, as if StratCap itself were selling the product directly). If RC Securities declines to distribute any StratCap product, StratCap may use another third-party to distribute the applicable product that RC Securities declined to distribute.

For any StratCap product distributed by RC Securities after the Closing, RC Securities shall be eligible to review a negotiated portion of all asset management or acquisition fees actually received by StratCap under the existing StratCap sharing arrangement whereby StratCap is entitled to a portion of the revenue generated by the StratCap funds. In consideration of RC Securities distributing StratCap’s product, RC Securities shall share equally in StratCap’s revenue until 1/31/2017.

StratCap Coordination Committee:
During the SC Preferred Period, StratCap and RC Securities will form a committee (the “StratCap Coordination Committee”) consisting of a mutually agreed number of senior management professionals from StratCap and Apollo.

During the SC Preferred Period, the StratCap Coordination Committee will meet regularly to discuss and coordinate on all matters relating to the agreements hereunder, including the design and development of new technology and platforms, market approach and segmentation and other operating matters.

RIAA Cooperation:

RCAP will cause ICC and Advisor Direct (to the extent in existence and member firms with FINRA) to agree, that once Advisor Direct’s continuing membership application has been approved by FINRA, to (i) allow Advisor Direct to act as the broker of record for registered investment advisor (“RIA”) client subscriptions presented to it by RC Securities with market compensation payable to ICC and Advisor Direct, (ii) allow Charles Giorlando and Brandon Marrs, or other acceptable appointees, to be dual registered with RC Securities and Advisor Direct and act as Chief Compliance Officer and Principal, respectively, for Advisor Direct until acceptable replacement officers have been hired to oversee the RIA business for Advisor Direct and the transition of that role and training have been completed, and (iii) allow RC Securities after the above referenced transition has been completed to refer RIA business to Advisor Direct such that Advisor Direct will continue to act as broker of record for accepted subscriptions as long as its membership agreement allows it to do so. For avoidance of doubt, Apollo and its affiliates will have no obligation to conduct business with ICC. All services under this paragraph shall be charged to RC Securities at cost for the first two years that services are rendered; thereafter, services shall be charged at market rates.

Term; Binding Effect:	The term of the Operating Agreement will be for a period of five years from the date thereof and shall inure to the benefit of and be binding upon the parties and their respective successors.
Governing Law:
The Operating Agreement will be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any conflict of laws rules or principles that would require or permit the application of another jurisdiction’s laws.

EXHIBIT B

Term Sheet for Strategic Relationship Agreement

See attached.
Exhibit B
Terms of the Cetera Strategic Relationship Agreement

Parties:
Cetera Financial Holdings, LLC and all of its broker dealer subsidiaries (“Cetera”); and one or more affiliates of Apollo Global Management, LLC (“Apollo”) will enter into a definitive agreement (the “Strategic Relationship Agreement”) with respect to the strategic partnership of Cetera and Apollo, in each case subject and pursuant to Cetera’s then-existing internal diligence, distribution, and related policies and procedures (the “Strategic Partnership”). All future broker dealer subsidiaries of Cetera shall execute appropriate joinders to the Strategic Relationship Agreement.

The Strategic Relationship Agreement will be entered into as of the closing of the transactions contemplated by the Master Interest Purchase Agreement, dated as of August 6, 2015, by and among RCAP, RCS Capital Holdings, LLC and Apollo Management Holdings, L.P. (the “MIPA”).

Acknowledgment:

Apollo understands and acknowledges that Cetera is an “open architecture” organization and while the Apollo Products will have the opportunity to have access to the Retail Distribution Network (as defined below), Cetera will continue to have the ability to determine in its sole and absolute discretion (in accordance with its then-existing policies and procedures and applicable law and regulation) which products are approved for distribution on its platform (whether Apollo Products, major competitors’ products or otherwise).

The Strategic Partnership will be a non-exclusive arrangement between the parties.

Apollo Products:

The Strategic Partnership will apply to investment products sponsored, advised or manufactured by Apollo or any affiliate of Apollo, including but not limited to credit products, alternative investment products, annuities, insurance-related products and other financial products (the “Apollo Products”).

Retail Distribution Network:

All Apollo Products approved for distribution will be distributed through Cetera’s retail broker dealer distribution network, including the use of all forms of distribution employed thereby (whether or not in existence or contemplated as of the date of the Strategic Relationship Agreement and whether or not presently used to distribute products) (the “Retail Distribution Network”).

Cetera will use commercially reasonable efforts to make approved Apollo Products available to investors on its platform on terms that are not materially less favorable than the terms afforded to other sponsors on the Retail Distribution Network, and Cetera will use commercially reasonable efforts to not take any actions designed to disadvantage sales of approved Apollo Products as compared to other similarly situated products of other similarly situated sponsors.

Any sales made by the Cetera will depend on the recommendations of independent financial advisors doing business through the Retail Distribution Network and nothing herein shall be deemed to require Cetera to use any efforts to effect sales, other than those customarily used in promoting sales of other investment products or as specifically agreed in the Strategic Relationship Agreement. For the avoidance of doubt, the Strategic Relationship Agreement shall contain specific mutually agreed obligations of Cetera (e.g., with respect to training provided to its financial advisors about the Apollo Products) and those obligations shall not be limited by the reference to “customary efforts” to the extent they are not customary, provided such obligations shall be at Apollo’s expense to the extent of, and consistent with, the expenses charged to other similarly situated premier Strategic Relationship Partners.

Coordination Committee:

The parties will form a committee (the “Coordination Committee”) consisting of a mutually agreed number of (x) product development and senior management professionals from Cetera and (y) marketing and senior management professionals from Apollo.

The Coordination Committee will meet regularly (at least once per quarter and more often, as reasonably requested by either party) to discuss and coordinate on all matters relating to the strategic relationship, including without limitation (i) the design and development of potential Apollo Products and Cetera’s product pipeline, (ii) the status of sales and marketing of Apollo Product, (iii) the retail alternative investment market generally, and (iv) trends and developments in the alternative investment landscape.

Designated Representatives:

Each of Cetera and Apollo will designate one representative who is a member of such party’s senior management to serve as team leader and handle day-to-day relations with the other party with respect to the Strategic Partnership.

Product Approval:

The Strategic Relationship Agreement will include a schedule of initial Apollo Products that Cetera has approved pursuant to its then-current due diligence process. This schedule will be developed by Cetera and Apollo during the period between the signing of the MIPA and the closing thereunder. Apollo will provide documents and materials reasonably requested by Cetera as part of its due diligence review.

At any time, Apollo may recommend to Cetera additional Apollo Products to be reviewed by Cetera pursuant to its then-current due diligence process. Cetera shall conduct due diligence on such Apollo Products and will determine in accordance with its normal procedures in its sole and absolute discretion (in compliance with its then-existing policies and procedures and applicable law and regulation) whether to approve such Apollo Products. In the event that Cetera does not approve an Apollo Product, Cetera shall provide to Apollo notification thereof, including the reasons for such denial. Subject to the limitations set forth under the caption “Acknowledgment,” the parties thereafter shall cooperate to undertake reasonable efforts to have any such product become an approved Apollo Product.

Cetera will not, unless required by applicable law or regulation, apply concentration limits or other rules or criteria that would reasonably be expected to result in (i) its determining not to approve an Apollo Product for distribution through its Retail Distribution Network, or (ii) disproportionately impact the sales or viability of an Apollo Product relative to similar investment products of third parties distributed through the Retail Distribution Network. For avoidance of doubt, Cetera may apply standards it applies to other sponsors or similar investment products sold through its Retail Distribution Network.

Distribution Terms:

In consideration of the Marketing Services (as defined below) Apollo agrees to pay Cetera (e.g., third party reallowance) at a rate that is the same as, or more favorable to Apollo than, (i) the expenses and payments for comparable Marketing Services provided with respect to the investment products of AR Capital that are distributed by Cetera, or (ii) the lowest expenses and payments for comparable Marketing Services provided (or that may in the future be provided) with respect to any other investment products distributed by Cetera, whichever of (i) and (ii) would be more favorable to Apollo at any given time.

Cetera shall provide Apollo with the following services (the “Marketing Services”), in each case on a basis consistent with the full range of services provided by Cetera to other premier Strategic Relationship Partners and subject to such reasonable changes as may be mutually agreeable to the parties in the definitive Strategic Relationship Agreement:

1.    Prompt notification to Apollo should an Apollo product be removed from Cetera’s approved product list.
2.    Investment research access.
3.    Strategic relationships team support – dedicated relationship manager.
4.    Business consulting group and client solutions partner meetings.
5.    Quarterly, or if more frequently available, qualified advisor list. Segmented for top producers.
6.    Access to strategic partner’s website.
7.    Participation in quarterly update calls.
8.    Customize annual business planning and quarterly reviews.
9.    Assignment of strategic partners advocate.
10.    Access to portals/platforms including Connect2Clients and Pentameter.
11.    Internet postings and exposure.
12.    Enhanced reporting and metrics.
13.    Focus firm – 30 day coordinated marketing initiative.
14.    Invitation to host training and education meetings.
15.    Invitation to participate in National Conferences, top producer meetings and regional and specialty meetings.
16.    Other marketing opportunities as agreed to by the parties.
17.    Access to advisor populated advisory councils
18.    Cetera will contribute to product development at Apollo through employees and advisors as requested.

Information Rights:
At the request of Apollo, and subject to compliance with applicable law and regulation as well as any then-current third party confidentiality obligations, Cetera will provide to Apollo data on product sales trends by type, advisor, customer behavior and other data and information that Apollo reasonably requests with respect to the retail alternative investment market, provided that this will not require Cetera to provide information which identifies or provides information that would identify particular products. Cetera also will provide upon Apollo’s reasonable request data to verify Cetera’s compliance with the Strategic Relationship Agreement.

Term; Binding Effect:
The initial term of the Strategic Relationship Agreement will be eight and one-half (8½) years from the date thereof and will automatically renew for additional subsequent two (2) year terms, subject to customary prior notice termination provisions, and shall inure to the benefit of and be binding upon the parties and their respective successors. For the avoidance of doubt, the Strategic Relationship Agreement shall not terminate upon a change of control of any party.

Governing Law:
The Strategic Relationship Agreement will be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any conflict of laws rules or principles that would require or permit the application of another jurisdiction’s laws.